OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

New Haven Community Solar, LLC

548 Orange St
Apt 301
New Haven, **CT 06511**

https://www.newhavencommunitysolar.com



NEW HAVEN
COMMUNITY SOLAR

3333 units of Non-Voting Member Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 35,666 Non-Voting Member Units ($106,998)

Minimum 3,333 Non-Voting Member Units ($9,999)

Company	New Haven Community Solar, LLC
Corporate Address	548 Orange St. Apt 301, New Haven, CT 06511
Description of Business	New Haven Community Solar (NHCS) is a 9.24 kW community solar project located in New Haven, Connecticut which plans to provide cheap renewable energy for residents of a house built as part the Jim Vlock Building Project.
Type of Security Offered	Non-Voting Member Units (the "Securities")
Purchase Price of Security Offered	$3
Minimum Investment Amount (per investor)	$300

PERKS*

$999 — If you invest $999, you will receive a piece of commemorative swag.

$1,998 — If you invest $1,998, you will receive a piece of commemorative swag, and you will be invited
to Columbus House open house day when the project is completed!

All perks occur after the offering is completed

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

New Haven Community Solar will finance a 9.24 kW community solar project located on Button Street in New Haven, Connecticut. The lot on Button Street is the site of this year's annual Jim Vlock First Year Building Project – a partnership between the Yale School of Architecture and Columbus House. Columbus House is a nonprofit organization based in New Haven that serves people who are homeless or at risk of becoming homeless by providing shelter and housing and by fostering their personal growth and independence. Once the power purchase contracts are finalized, this project will provide Columbus House access to low-cost electricity to further their mission.

This house is on the site of the annual Jim Vlock First Year Building Project – a partnership between the Yale School of Architecture and Columbus House. Columbus House is a nonprofit organization based in New Haven that serves people who are homeless or at risk of becoming homeless by providing shelter and housing and by fostering their personal growth and independence. Unique among architecture schools, the Jim Vlock First Year Building Project, which began in 1967, gives Yale students an opportunity to design and build a house in an economically challenged neighborhood in New Haven. The program is mandatory for all first-year graduate students in YSoA, many who arrive at Yale with a special interest in socially responsible design. Once complete, the house will contain two units, and provide recently homeless people.

Sales, Supply Chain and Customer Base:

Sales of electricity will be made to Columbus House and the local investor-owned utility United Illuminating. These contracts are being negotiated and finalized and are under review of the legal counsel for New Haven Community Solar. In the proposed agreement, all sales of electricity will be made to Columbus House Inc. under a contract long-term power purchase agreement at a fixed rate of $0.0859/kWh with an annual inflation escalator. This contract is currently still under negotiation and will not be finalized until after this offering is completed. Any additional power generated by the solar panels and not consumed by the residents, will be sold back to the power grid and purchased by the utility at roughly the retail rate. Additional revenue may be generated in the future through sale of Renewable Energy Credits (RECs) in the form of Connecticut Zero Emissions Renewable Energy Credits. Our application is under draft and will be submitted to the utility after completing construction.

The supply chain does not serve as a source of risk. The company is currently negotiating a contractual agreement with a local Connecticut solar installer to purchase and install the arrays once financing is complete.

We have three customers in our customer base. The first customer who provides most of the revenue is Columbus House, a well-established and respected Connecticut non-profit. The second customer is the local investor-owned utility company who is required by law to purchase any additional excess power provided by grid-connected solar panels. The third customer is any future customers who wish to purchase RECs should they become available in the future.

Competition:

New Haven Community Solar, LLC anticipates having the exclusive and contractually secured rights to provide electricity to the Colombus House Inc as the owner of the building. This contractual obligation will make our business subject to minimal competition. However, this contract is still under negotiation between the company and Columbus House and will not be finalized until this offering is completed. Consequently, open markets, such as the electricity market, are always competitive which makes us subject to the same level of competitiveness as other rooftop residential solar owning businesses. The degree of competition could be reasonably calculated based on widely accepted evaluations of the concentration of the market, reflected by the Herfindahl Hershman Index, which could be calculated on the intersection of our market niche.

Liability and Litigation:

The company currently has no liability or involved in any litigation.

The team

Officers and directors

Franz Hochstrasser	CEO, Manager, & Co-Founder
Matt Moroney	COO, Manager, & Co-Founder
Kwasi Ansu	CMO, Manager, & Co-Founder

Franz Hochstrasser
Prior to attending the Yale School of Forestry and Environmental Studies, Franz served 8 years in the Obama Administration, and is dedicated to fighting climate change. Most recently he served as Senior Advisor to the Special Envoy for Climate Change at the U.S. Department of State, working on the team that successfully negotiated the Paris Agreement. Prior to that, he was Deputy Associate Director at the White House Council of Environmental Quality working on energy, environment and climate policy and public engagement; and a Confidential Assistant and Legislative Analyst at the U.S. Department of Agriculture working on conservation, energy, food security, science policy and open data. He also worked on both of Barack Obama's Presidential campaigns in 2008 and 2012. Franz holds a Bachelor of Arts in Linguistics

and a Bachelor of Arts in Politics from the University of California, Santa Cruz. When Franz isn't busy battling climate change he enjoys painting, soccer, and songwriting. ---- Last 3 years employment: 9/2014-7/2016: Special Assistant to the Special Envoy for Climate Change, US Department of State (The U.S. Department of State is a department of the U.S. Government) 7/2016-1/2017: Senior Advisor to the Special Envoy for Climate Change, US Department of State (The U.S. Department of State is a department of the U.S. Government) 1/2017-Present: Teaching and Research Assistant, and Student, Yale University (Yale University is an academic Institution) 7/2018-Present: Founding Member and Chief Executive Officer, New Haven Community Solar, LLC. This is a part-time position and Franz allocates approximately 15 hours per week. Franz works part-time for approximately 15 hours per week for Yale University as a Research Assistant and Teaching assistant. His primary position is a student.

Matt Moroney
Matt is passionate about using data-driven insights to drive innovation that increases sustainability and equity. His recent research has focused on the relationship between consumer credit card spending and air pollution. Before obtaining a master's in environmental management from the Yale School of Forestry and Environmental Studies, Matt obtained a Bachelors of Environmental Science with a Chemistry minor at Western Washington University. Afterwards, he spent four years investigating contaminated sites and assisting permitting for new data centers. Matt studies the flow of materials in society and ways to replace them using green chemistry and systems thinking, as well as technologies that will alter the way we live and work. In his "down" time Matt loves to go skiing, cycling, and listening to the freshest jams. ---- Last 3 years employment: 4/2012 - 6/2014 - Staff Scientist at Landau Associates Inc (Landau Associates is an environmental engineering consulting firm based in the Pacific Northwest) 6/2014 - 1/2016 - Senior Staff Scientist at Landau Associates Inc (Landau Associates is an environmental engineering consulting firm based in the Pacific Northwest) 6/2017-8/2017 - Intern at Metabolic (Metabolic is a venture building and circular economy consulting firm based in Amsterdam, NL) 8/2016-8/2018 - Research Assistant at Yale University (Yale University is an academic institution) 7/2018-Present: Founding Member and Chief Operating Officer, New Haven Community Solar, LLC. This is a part-time position and Matt allocates approximately 15 hours per week. This is his primary position. Matt works part-time for approximately 5 hours per week as a Research Assistant at Yale University.

Kwasi Ansu
Kwasi comes from a background of international development and natural resource management. He is devoted to developing and implementing integrated data-driven community-based solutions that increase equity and resilience. Kwasi is also a recent graduate from the Yale School of Forestry and Environmental Studies Master's program, where his research focused largely around smallholder-driven supply chains, and crafting certification and responsible sourcing strategies within them. Bringing ten years of international development experience, Kwasi has worked in Ghana, Nigeria, Liberia, Tanzania, Madagascar, South Africa, and Indonesia; each grappling with similar and yet incredibly unique challenges to attaining a sustainable future. He

received a Bachelor of Arts degree in Sociology from Wesleyan University where he also played football and lacrosse. In his free time Kwasi enjoys playing video games and hitting the beach. Last 3 years of employment: 2/2013-7/2016: Program Specialist, Pact (Pact is an International Development non-Profit) 7/2016-5/2018: Student, Yale University (Yale University is an academic institution) 7/2018-Present: Founding Member and Chief Marketing Officer, New Haven Community Solar, LLC. This is a part-time position and Kwasi allocates approximately 15 hours per week.

Number of Employees: 3

Related party transactions

The company has received $16,000 in short-term debt secured via promissory note from Raise Green, Inc, which is managed by Franz Hochstrasser and Matthew Moroney, to be paid back Jan 1, 2019 with a 0% interest rate. Raise Green Inc is a Delaware C-Corp lending money to New Haven Community Solar for the purposes of providing short-term debt.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **Estimated Business Projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.
- **Valuation Speculation** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.
- **Undercapitalization** We estimate that we will require at least $39,900 to commence commercial operations. We believe that we will be able to finance the commercial production of the array through the raise. If we are unable to do so we may need to raise money from bank loans, short-term debt, future sales of securities or some combination thereof.

- **Transfer Rights** Any units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the units that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the unit back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Key Personnel** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it may on occasion need to attract and hire additional employees or contract out services in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Liabililty Prone** The Company is involved in providing housing for the low income. Despite the fact that the Company makes patrons housing available, Company may still be involved in lawsuits. These potential lawsuits can harm the business projections of the Company and therefore may harm your investment in the company.

- **Long Term Investment** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the solar, energy, development industry, among others. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **Uncertainty in solar production** Our financial models rely on forecasts of power production. These estimates are created by using National Renewable Energy Laboratory estimates of solar insolation for New Haven, Connecticut. There is uncertainty associated with these estimates. If the estimates are beneath the actual generation, the solar panels will produce less electricity and the company will generate less revenue. However, the estimates could be under predictions as well, which could create potential financial upsides if the actual solar insolation is greater than modeled.

- **Force majeure** Solar panels rely on a clean surface that is free from damage. There is the possibility that a natural disaster such as a storm could cause damage to the solar array. This would cause unexpected replacement costs and threaten the financial returns for the investors.

- **Change in policy** Excess generation not consumed by residents at the property will be sold to the local investor owned utility company. Currently, this is purchased at the retail rate (i.e. the same price customers purchase electricity. If the regulations change to the wholesale rate (i.e. the same price large generators sell electricity, this would reduce the amount of profit received by New Haven Community Solar.
- **Software and/or hardware failure** With all technology, there is a possibility of having unexpected software and/or hardware failures. If this occurs, it would require repair or replacement. This would inhibit the operation and create an additional cost burden to the company, reducing the profit margin for the investors.
- **Power Purchase Agreement Finalization or Breach of contract** There is a possibility that the power purchase agreement and installation agreements are not agreed to, and if they are agreed to there could be a breach of the power purchase agreement, or other contracts associated with the project. If this occurs, payments might be stopped. This would inhibit our cash flow models and cause the company to have to take measures to remedy the breach, inhibiting the predicted cash flows.
- **Monetization of the Federal Tax Credit** This sale or transfer of ownership, either to Columbus House, or to a third party buyer, may be necessary to monetize the Investment Tax-Credit and ensure the profitability of the investment. The Federal Investment Tax Credit is a tax credit of 30% of an installed solar system. Right now, New Haven Community Solar does not have enough tax burden to use this tax credit. The tax credit can be carried forward for 15 years on our books. If the company is sold to a legal entity that has sufficient tax burden, New Haven Community Solar would require cash payment in exchange for this tax credit. This would increase unit holder profitability. There is a risk the company won't be sold to a company that can monetize this tax credit, or will be sold directly to Columbus House which cannot monetize the tax credit as a 501(c)(3) tax-exempt organization.
- **Failure to receive ZREC** Connecticut's Public Act 11-80 passed into law in July 2011 established the Zero Emissions Renewable Energy Credit Program. This Program requires two public utilities, including United Illuminating, to purchase "Zero Energy Renewable Energy Credits (ZRECS" from the owners of renewable energy systems in Connecticut. The utilities are required to pay a fixed ZREC price to system owners for 15 years. There is a risk our ZREC application could be denied, which would decrease unit holder profitability.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Matthew Solomon Moroney, 33.33% ownership, Founder Units
- Franz Jorgen Hochstrasser, 33.33% ownership, Founder Units
- Joseph Kwasi Ansu, 33.33% ownership, Founder Units

Classes of securities

- Non-Voting Member Units: 0

Voting Rights

The holders of Non-voting Member Units are not entitled to vote on any matter except as required under applicable law.

Distribution Rights

Subject to preferences that may be granted to any then outstanding founder units, holders of shares of common Units are entitled to receive ratably such distributions as may be declared by the Managers out of funds legally available therefore as well as any distribution to the shareholders. The payment of distributions on the common Units will be a business decision to be made by the Managers annually based upon the results of our operations and our financial condition and any other factors that our Managers considers relevant. Payment of distributions on the common Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a distribution, but does intend to track cashflows and pay distributions where possible in the future. Shareholders may not receive any return on their investment from distributions, may receive a regular distribution payment, or may receive a lump distribution payment in the event of a sale or other liquidity event.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of common Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding founder units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's common Units are subject to and may be adversely affected by, the rights of the holders of shares of any founder units and any additional classes of preferred units that we may designate in the future.

Tax Considerations

New Haven Community Solar elected to be taxed as C-Corp, rather than an LLC, to make taxes easier for its investors. This allows investors to receive a 1099-Div instead of K-1 tax forms.

- Founder Units: 2,661

Voting Rights

The holders of shares of the Company's founder units are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Distribution Rights

Holders of shares of Founder Units are entitled to receive ratably such distributions as may be declared by the Managers out of funds legally available therefore as well as any distribution to the shareholders. The payment of distributions on the Founder Units will be a business decision to be made by the Managers annually based upon the results of our operations and our financial condition and any other factors that our Managers considers relevant. Payment of distributions on the Founders Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a distribution, but does intend to track cashflows and pay distributions where possible in the future. Shareholders may not receive any return on their investment from distributions, may receive a regular distribution payment, or may receive a lump distribution payment in the event of a sale or other liquidity event.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Founder Units are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's founder Units are subject to and may be adversely affected by, the rights of the holders of shares of any founder units and any additional classes of preferred units that we may designate in the future.

Tax Considerations

New Haven Community Solar elected to be taxed as C-Corp, rather than an LLC, to make taxes easier for its investors. This allows investors to receive a 1099-Div instead of K-1 tax forms.

What it means to be a Minority Holder

As a minority holder of non-voting mebership Units, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties. The management team may at times call upon holders of non-voting member Units to participate in a special vote, such as in the instance of a sale.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a unit offering, employees exercising stock options, or by conversion of certain instruments into unit.

If we decide to issue more units, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-07-28.

Financial Condition

Results of Operation

Our company was created exclusively to finance and own this one solar project, with the intent of providing concessional rates for low-cost electricity to the formerly homeless tenants, transferring the ownership back to Columbus House. The company came into existence on July 5, 2018 and has not generated any revenues from previous years.

We have not yet generated any revenues and do not anticipate doing so until we have completed construction of the solar array and interconnect agreement to activate the power purchase agreement, which we do not anticipate occurring until as early as September 1, 2018, or around mid-September 2018. The interconnection agreement is a standard document that is generated to approve the connection of a solar power array to the electricity grid. This is done by the installer, who has experience with getting hundreds of interconnections approved. Once the interconnection is approved as completion of the installation, the power purchase agreement comes into force and the company begins generating revenue.

Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation, if necessary, at a loss. The $16,000 in short-term debt will, if necessary, finance the down payment and first phase of construction and installation of the solar array and will be repaid upon completion of the crowdfunded equity raise, by January 1, 2019. In the event that we successfully raise $39,900 or more, we believe that the short term debt will have no net bearing on the balance sheet of the company. In the event of unforeseen circumstances delaying the closing of the deal (including but not limited to: contract delays, installation, interconnection, or system functionality issues), this short term debt may be drawn on to ensure the successful origination and completion of the project.

This denomination could carry the project through the construction phase, or through the first 12 months of operations in the event of delays in the construction schedule, or other unforeseen circumstances. This equates to a roughly $1,333.33 per month operating capital reserve to surmount said circumstances as expeditiously as possible. In the event of oversubscription, the Company would be able to further its aim to achieve profitability to investors through additional use of proceeds that may enhance the value of the project, both monetarily and from provable impact metrics.

Financial Milestones

If we are able to successfully raise $39,900 or more, the company plans to invest in one solar array project. Based on current net-metering policies and renewable energy credit requirements in the State of Connecticut, Management believes the company will generate positive net income beginning in 2019 upon approval by the local utility, and interconnection into the grid. We expect the project to become a net positive monetary investment after 10 years, and continue to generate guaranteed predictable revenue for an additional 15 years, or until the liquidation or sale of the system, or expiration of the long-term Power Purchase Agreement. After the long-term Power Purchase Agreement contract expires, a new contract will have to be negotiated. The solar panels themselves will be producing power after the duration of the contract so they will still have value from the renewable energy production.

Operating cash has been obtained by Management to cover working capital that may be necessary to overcome construction risk and operate for the first 12 months. This is granted under a promissory note to be repaid by January 1, 2019 or up to a year thereafter following a successful raise and commencement of commercial operations for the array. Commercial operations commence when the system is installed and interconnected to the grid.

Every 5 years after the date of commercial operation, we plan to offered the entire business for sale to Columbus House, or a third-party subject to approval by the management team and in consultation with Columbus House, through a buyback provision, subject to pending terms of the power purchase agreement currently still being negotiated. This sale or transfer of ownership, may be necessary to monetize the Investment Tax-Credit and ensure the profitability of the investment. We plan to negotiate the terms of the buyback deal in the best interest of investors and Columbus House, and may trigger a special voting obligation among equity holders. A sale may trigger a liquidity event that would result in a balloon payment of the investor's principal plus any excess returns negotiated into the sale agreement. The Management team would negotiate in good faith to transfer ownership back to Columbus House as expeditiously as possible. Such a liquidity event would occur after consultation, and if it is agreed to be in the best interest of Columbus House, and if it furthers their mission.

Liquidity and Capital Resources

The company requires continued infusion of new capital to continue business operations. If the company is successful in this offering, proceeds will be used to finance the equity required for the construction of the project and associated fees and maintenance. Receiving these crowdfunded proceeds are necessary to the viability of the business. The company will immediately expend working capital to purchase the solar array and begin construction during and after the raise in order to finance installation and management of the project.

In the event of oversubscription, the length of commercial operations, and depth of additional electricity services (including but not limited to an additional solar array, state-of-the-art software and hardware for managing solar arrays and their associated data, an energy storage system, and research and development, would be determined by the amount raised. If we are able to successfully raise $39,900 or more, we believe that the system would provide the minimum viable ability for the project company to install the array and service it through to the first sale offering (5 years from commercial operation date of the project. At the maximum raise ($106,998, the project company could pioneer the frontiers of community solar usage and management, potentially finance the addition of an accompanying storage unit with the solar array; cover and manage cost overruns related to the construction, origination, engineering, procurement and contracting for the 2018 Jim Vlock Building Project that allow the management team to better ensure the profitability of the project to investors, and maximize benefit for Columbus House and the people it serves; conduct and execute on additional project scoping and development in partnership with Columbus House to design and potentially install an additional community solar array(s to benefit their low-income tenants and further their mission; fund research and development, and knowledge generation through potential grants and research collaborations including next generation grid modification analytic tracking, verifiability, and demonstration of hyperledger enabled metering of energy units and other metrics required to capture and reflect environmental and social benefits of impact investing via crowdfunding in community solar; market to expand the adoption of research and development, and knowledge generation to promote the positive environmental and social benefits produced by this first-in-class impact investing instrument; and potentially engage in venture philanthropy in pursuit of furthering Columbus House's mission. We believe that a maximum raise would enable the project company to service the entire duration of the intended term of the Power Purchase Agreement (20 years; still under negotiation while offering concessionally low-cost electricity and transferring the ownership of the system back to Columbus House to further their mission with maximum positive social, environment, and demonstrable impact.

Indebtedness

The company has received $16,000 in short-term debt secured via promissory note from Raise Green, Inc to be paid back Jan 1, 2019 with a 0% interest rate. Raise Green Inc is a Delaware C-Corp lending money to New Haven Community Solar for the purposes of providing short-term debt.

Recent offerings of securities

None

Valuation

$7,983.00

We have undertaken modeling efforts to produce a valuation of the Company. The price of the shares reflects the analysis conducted by the Company as to what would be fair market value for originating this project. We have undertaken efforts to produce this valuation based on the expected discounted cash flows from future earnings. The Company has based this opinion on the strength of its intellectual property and the experience of the management team. The Company has also compared the value of residential solar systems of similar size and believes that the valuation is correct to the best of their abilities. The value of residential systems were estimated through analyzing the OpenPV database of 6,626 solar Systems installed in Connecticut between 1/1/2015 and 1/1/2018. These systems ranged in size between 1-10 kW. The average cost per watt was $4.39. This estimates the value of this 9.24 kW solar system at $41,000. This reflects the physical value of the assets in a comparable market. The additional value in the valuation is created by the net present value of the future cash flows from the power purchase agreement which is under negotiation between the management team and Columbus House. The power purchase agreement has not been finalized and will not be until the project listing is issued to raise capital.

USE OF PROCEEDS

	Minimum Offering Amount Sold	Maximum Amount Offering Amount Sold
Total Proceeds	$10,000	$106,998
Less: Legal	$6,585	$6,585
Less: StartEngine Fees (10% total fee)	$1,000	$6,419.88
Net Proceeds	$2,415	$93.993.12
Use of Net Proceeds:	Installation and associated fees	Installation, research and associated fees
R& D & Production	$0	$10,000
Marketing	$0	$2,000
Current Company Cash Balance	$16,000	$16,000
Working Capital After Raise (Net Proceeds + Current Balance)	$18,415	$97,993
Less: Promissory Note Repayment	$16,000	$16,000
Less: Cost of Array	$27,720	$48,000
Cost of Array #2	N/A	$27,720
Total Use of Net Proceeds	$2,415	$74,720

We are seeking to raise a minimum of $10,000 and up to $106,998 (overallotment amount in this offering through Regulation Crowdfunding. The entirety of the raise will be managed and spent on furthering the company mission of providing low-cost clean energy for Columbus House and the formerly homeless populations they support. This work is currently confined to providing a 9.24kw solar array on the rooftop of the 2018 Jim Vlock Building Project home which is under construction in New Haven, Connecticut. The type of system, its features such as hardware/software to further system functionality and profitability, and the quality of impact measurement and knowledge generation achievable for this company, depends on the amount of oversubscription received. The standard StartEngine minimum offering amount of $10,000 would be insufficient for us to purchase the solar array outright, and we would need to look to other resources for additional financing to complete the project. If we manage to raise our $39,900, we believe the amount will last the project company 5 years until the project is offered for sale back to Columbus House, or to another buyer. If we achieve our overallotment amount of $106,998, we plan to use the net proceeds of approximately $93.993.12 to do the following:

- Additional project scoping and development in partnership with Columbus House to design and potentially install an additional community solar array(s) to benefit their low-income tenants and further their mission. This may positively impact the return on investment for investors. Potential addition of an accompanying storage unit with the solar array. This would be the most probable use of funds if the maximum oversubscription is satisfied.
- Marketing to expand the adoption of research and development, and knowledge generation to promote the positive environmental and social benefits produced by this first-in-class impact investing instrument. This is the second most likely use of oversubscribed proceeds as we want to share the information of this innovative financing model as applied to community solar and encourage the growth of the industry.
- Research and development, and knowledge generation through potential grants and research collaborations including next generation grid modification analytic tracking, verifiability, and demonstration of Hyperledger enabled metering of energy units and other metrics required to capture and reflect environmental and social benefits of impact investing via crowdfunding in community solar. This is the third most likely use of oversubscribed proceeds as it will demonstrate the potential of breakthrough technologies to efficiently allocate intermittent renewable power generation
- The company may also engage in venture philanthropy in pursuit of furthering Columbus House's mission. This is the fourth most likely use of oversubscribed proceeds.
- Cover and manage cost over-runs related to the construction, origination, engineering, procurement and contracting for the 2018 Jim Vlock Building Project that allow the management team to better ensure the profitability of the project to investors, and maximize benefit for Columbus House and the people it serves. This would be a minimally likely use of proceeds but act as an important buffer. We believe that our financial projects allow for positive return during operation barring the risks described in the offering statement.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

List of use of proceeds:

	Description of Proceeds

Total Proceeds	This is the total amount of funds raised on our startengine campaign.
Less: Legal	These are the legal fees required to negotiate the contracts.
Less: StartEngine (10% fee)	These are the fees to pay Startengine to list our campaign.
Net Proceeds	Net proceeds are the total funds raised on Startengine minus legal costs and Startengine fees.
Use of Net Proceeds:	Use of net proceeds describes the activities of New Haven Community Solar. This includes the design, construction, and operations
R& D & Production	This describes the breakthrough technologies which will be deployed (e.g. Hyperledger permissioned blockchain deployment and energy storage) as well as documenting the results in whitepapers for publicity and knowledge sharing.
Marketing	This line item includes marketing support, but we do not intend to use any of the proceeds for marketing.
Current Company Cash Balance	This line item is the current balance of the bank account of New Haven Community Solar.
Working Capital (Net Proceeds + Current Balance)	This line item represents the current balance of New Haven Community Solar PLUS the amount of funds raised on the start engine page.
Less: Promissory Note Repayment	This item describes the payment of the promissary note identified above, and in the financial statements (note 6 on page 9), to Raise Green, Inc.
Less: Cost of Array	This line item describes the cost of the solar panel array for Columbus House.
Cost of Array #2	This line item describes the cost of a second solar panel array for Columbus House that includes a Tesla Powerwall.
Total Use of Net Proceeds	This describes the total amount of funds used at the conclusion of the crowdfunding campaign.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds outside of the short-term debt obligation noted above. The company may use some of the proceeds to repay the related party short-term debt note detailed above, at the discretion of the managers. The company will however use all of its proceeds to further the sustainable development of Columbus House, the people it serves and the building of trust and knowledge in community solar, improved air quality, and better public health, well-being and wealth.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make an annual report available at on www.newhavencommunitysolar.com in a section which will be labeled "annual report". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR New Haven Community Solar, LLC

[See attached]

I, Franz Hochstrasser (Print Name), the Chief Executive Officer (Principal Executive Officers) of New Haven Community Solar, LLC, hereby certify that the financial statements of New Haven Community Solar, LLC and notes thereto as of Inception (July 5, 2018) to July 28th, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

New Haven Community Solar, LLC was not in existence in the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the July 28, 2018 (Date of Execution).

   (Signature)

Chief Executive Officer and Member (Title)

July 28, 2018   (Date)

NEW HAVEN COMMUNITY SOLAR, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

FROM INCEPTION (JULY 5, 2018) TO JULY 28, 2018

New Haven Community Solar, LLC
Index to Financial Statements
(unaudited)

NEW HAVEN COMMUNITY SOLAR, LLC
BALANCE SHEETS
JULY 28, 2018
(unaudited)

Assets	
Current Assets:	
Cash	$ 16,000
Total Current Assets	16,000
Non-Current Assets	
Property, Plant & Equipment	-
Intangible Assets	-
Total Non-Current Assets	-
Total Assets	$ -
Liabilities and Equity	
Current Liabilities	
Short-term borrowings	16,000
Total Current Liabilities	$ 16,000
Non-Current Liabilities	-
Long-term borrowings	-
Total Non-Current Liabilities	-
Total Liabilities	$ -
Stockholders' Equity	
Members' Contribution	-
Retained Earnings	-
Total Stockholders' Equity	-
Total Liabilities and Stockholders' Equity	$ 16,000

NEW HAVEN COMMUNITY SOLAR, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR INCEPTION (JULY 5, 2018) TO JULY 28, 2018
(unaudited)

Revenue	$	-
Cost of Sales		-
Gross Profit		
Operating Expenses-		
General and Administrative		-
Total Operating Expenses		
Net Income	$	-

NEW HAVEN COMMUNITY SOLAR, LLC
STATEMENTS OF CASH FLOWS
FOR INCEPTION (JULY 5, 2018) TO JULY 28, 2018
(unaudited)

Cash Flows From Operating Activities		
Net Income	$	-
Net Cash Used in Operating Activities		-
Cash Flows From Financing Activities		
Short Term Borrowings		16,000
Net Cash Received From Financing Activities		16,000
Increase in Cash and Cash Equivalents		16,000
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	16,000
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$	-
cash paid for income taxes	$	-

6

NOTE 1 – NATURE OF OPERATIONS

NEW HAVEN COMMUNITY SOLAR, LLC was formed on July 5, 2018 ("Inception") in the State of Connecticut. The financial statements of NEW HAVEN COMMUNITY SOLAR, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New Haven, CT.

NEW HAVEN COMMUNITY SOLAR, LLC is set up to originate, develop and finance solar energy generating assets and clean energy technologies and sell electricity and other related products and services to benefit low to middle income residents starting with a 9.24 kW community solar project located in New Haven, Connecticut. The company strives to provide low-cost clean electricity to the Columbus House, a nonprofit organization based in New Haven that serves people who are homeless or at risk of becoming homeless by providing shelter and housing and by fostering their personal growth and independence.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of electricity and associated revenue generating services associated with the production of solar energy, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company is taxed as a C-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company has received a short-term debt note from a lender to support working capital needs that may be incurred during the raise period. The short-term debt note bears interest of 0% per year with the balance due on January 1, 2019.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units

There are two classes of equity, Founders Units and Non-Voting Member Units. The three founders of the company will be issued 2661 Founders Units, total, upon the closing of the raise. Founders Units will be issued to the Managers of the company and will be the only voting shares in all matters related to company procedure and conduct of business except for those by law requiring a vote from all Members. Non-Voting Member Units will be issued for the remainder of the company in the OPO and will entitle holders of said units to all rights afforded to those units in the Operating Agreement.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has received a short-term debt note from a lender, Raise Green, Inc, which is managed by Franz Hochstrasser and Matthew Moroney, to support working capital needs that may be incurred during the raise period. The short-term debt note bears interest of 0% per year with the balance due on January 1, 2019.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after the most recent balance sheet through July 28, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT (Exhibit D)

There is a growing demand for impact investing opportunities. And Millennials think that they can mitigate climate change through their investments, yet 80% of millennial's are not invested in the stock market. That's roughly $24 trillion that are just sitting in savings accounts making less than 1%, what a waste! Our first project is right here in New Haven Connecticut. It's a partnership with the Yale School of Architecture and Columbus House, a local non-profit that services homeless people. We are financing a 10 kW solar array that will help reduce energy costs for those tenants living inside. We see this as an opportunity to prove our model and demonstrate the interest on the investor side, for this kind of innovative security. For the future we want and the future we need.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

New Haven Community Solar, LLC is pending **StartEngine Approval.**



▶ PLAY VIDEO

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Investors

$0.00

Raised of $10K - $107K goal

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New Haven Community Solar, LLC

Clean cheap power for low income housing

● Small OPO   🏠 New Haven, CT   🏷 Clean Technology   ⊕ US Investors Only

Overview   Team   Terms   Updates   Comments   **Share**

Community Solar Starts With You

Invest in New Haven Community Solar

Do you want your investment to influence positive change? Do you care about the environmental and social impacts of your investment? Are you frustrated by traditional investment pathways? If so, New Haven Community Solar could be just the investment you are looking for...

New Haven Community Solar will finance a 9.24 kW community solar project located on Button Street in New Haven, Connecticut. The lot on Button Street is the site of this year's annual Jim Vlock First Year Building Project – a partnership between the Yale School of Architecture (YSoA) and Columbus House. Columbus House is a nonprofit organization based in New Haven that serves people who are homeless or at risk of becoming homeless by providing shelter and housing and by fostering their personal growth and independence. Once the power purchase contracts are finalized, this project will provide Columbus House access to low-cost electricity to further their mission.

Unique among architecture schools, the Jim Vlock First Year Building Project, which began in 1967, gives Yale students an opportunity to design and build a house in an economically challenged neighborhood in New Haven. The program is mandatory for all first-year graduate students in YSoA, many who arrive at Yale with a special interest in socially responsible design.

Once complete, the Button Street House will contain two units, and provide recently homeless people with a brand new home. New Haven Community Solar is a company that exists to finance a solar array on the roof, providing its residents with cheap renewable energy in a state with one of the highest electricity costs. This project aims to improve the livelihoods of the residents and minimize environmental impacts, while allowing investors to benefit.

Franz Hochstrasser

CEO





The Offering

Investment

$3/Non-Voting Member Unit | When you invest you are betting the company's future equity value will exceed $114K.

Perks

$999 — If you invest $999, you will receive a piece of commemorative swag.

$1,998 — If you invest $1,998, you will receive a piece of commemorative swag, and you will be invited to Columbus House open house day when the project is completed!

All perks occur after the offering is completed

An investment in NHCS is an investment in a better future; an investment in community; and a way to own a piece of the renewable energy future.

The Button Street House

The house that will host the NHCS solar array is currently under construction, with a move-in date scheduled for October 1st. The project that New Haven Community Solar will finance ,once the funds are raised and the contracts are finalized, is a solar photovoltaic array that is designed to be a 9.24 kW solar array on top of the house on Button Street. The house is the site of the annual Yale School of Architecture Jim Vlock Building Project, which is in partnership with Columbus House.

Read more about the house, the design, and the Building Project here.

  

The Project

The company plans to finance a 9.24 kW community solar project for the Button Street House, and anticipates earning returns through a long-term contract to sell discounted electricity to Columbus House, which is currently still in the final negotiation stage. Additionally, future revenue may be generated through the sale of the project, through monetization of tax-credits, or through selling renewable energy credits from the clean energy generated by the solar array.





This project will provide Columbus House access to low-cost electricity to further their mission. We believe this project will result in inexpensive power being provided to lower income residents in a state with one of the highest energy costs in the United States. In addition to providing environmental benefits, this project frees up much needed income for its beneficiaries. In a society where income is the greatest social determinant of health, we believe that this project will have significant health-oriented cobenefits as well. We will document environmental, social and financial impacts carefully to steward your investment with the utmost integrity and transparency.





Connecticut residents pay the highest electricity rates among all 48 continental states.
— *U.S. Energy Information Administration, 2018*

The Importance of Solar

ENERGY COSTS IN CONNECTICUT

- Customers in Connecticut on average pay 17.24 cents per kilowatt hour of electricity, almost seven cents higher than the national average of 10.41 cents.
- On a standard monthly residential bill of 750 kilowatt hours of energy, Connecticut residents pay $51 dollars more than the national average.
- Electricity rates across the Northeast are higher than other areas of the country.
- All six New England states and New York rank in the top-ten.
- All of the New England states, except Vermont, have mandated renewable portfolio standards (RPS) that require part of the power sold in these states to come from renewable energy.
- Connecticut directed its electric companies to sign long-term commitments to purchase electricity from various renewable energy projects.
- Renewables help cut energy costs by limiting increases in peak





The U.S. States With The Highest Energy Costs
Average monthly energy cost by state in 2017¹

Connecticut	$380
Alaska	$332
Rhode Island	$329
Massachusetts	$327



- Renewables help cut energy costs by limiting increases in peak demand, reducing system congestion and transmission costs, and reducing the need for various distribution system infrastructure upgrades. (link)

Wyoming $320
Georgia $310
Maine $308
Mississippi $307
New Hampshire $306
Vermont $305
Alaska
Forbes statista

"Current models of financing clean energy systems do not sufficiently serve low-income communities, if they serve them at all. There is a lack of capital to invest in these systems in low to middle income markets. One primary reason is that most nonprofit property owners are viewed by lenders as having limited borrowing capacity for energy related projects... As a result, these solar + storage projects are vastly underrepresented in affordable housing and community facilities across the country. The sad irony is that this lack of financing prevents the types of solar+storage projects that could reduce utility bills and create more resilient power systems for people who need the benefits the most."

- *Clean Energy Group Report, 2018* (link)

The Investment



12,374 Estimated first year pounds of CO_2 saved
13.07 Estimated first year pounds of SO_2 saved
18.13 Estimated first year pounds of NOX saved

1.0 Equivalent acres of trees planted

14,844 Equivalent miles of reduced driving

Do you want to fight climate change? The clean infrastructure of the future is being built right now. Do you want to own a piece?

Renewable energy infrastructure is only going to grow in coming years. An estimated one trillion dollars of investment in renewable infrastructure is needed every year to achieve the goals set forth in the Paris Agreement on climate change.

Until recently, only people with access to a lot of money could own and earn money from solar projects. NHCS offers the opportunity to benefit from solar to everyday people, while also bringing benefits to people in the community.



In addition to the opportunity to own a part of this project, there are significant environmental and social benefits to investing in this project.

By financing this solar array, you will enable New Haven Community Solar to signficiantly defray the energy costs for the residents. This can make a big difference to low-income individuals, especially in the state of Connecticut where energy prices are among the highest in the country.

Preliminary estimates suggest that the New Haven Community Solar array on Button Street will cut carbon pollution and dangerous air pollution, and will provide environmental benefits that are the equivalent of planting an acre of trees. These benefits will be carefully measured and reported to the investors.

Our Passion for the Project



Together, we bring a combined 30 years of professional experience working on environmental, energy, and climate change issues, from government, to non-profits and the private sector.

Our team is comprised of experienced professionals with a track-record of delivering results on a wide-variety of projects and programs. We are also recent graduates of the Yale School of Forestry and Environmental Studies with a renewed mission to combat climate change and fight for social justice through entrepreneurial solutions. We are relentlessly passionate about using financial technology to democratize the ownership of renewable energy, create new income streams, reduce greenhouse emissions, and empower communities to drive change.

Invest in New Haven Community Solar Today!

This offering is an opportunity to buy a share of an innovative project company that is building the clean energy infrastructure, help a great organization and further their mission of addressing homelessness, and have a real impact with your investment. Don't miss it!





Making the Connection

While at Yale, our founders approached the Yale School of Architecture and Columbus House to suggest a crowdfunded solar project.

March 2018

May 1, 2018

Jim Vlock Building Project Design Selection

Yale School of Architecture first-year student teams pitch their designs and a winner is selected.

Breaking Ground

Construction begins on the 2018 Jim Vlock Building Project.

May 15, 2018

July 5, 2018

New Haven Community Solar, LLC is founded

NHCS is the project company that will finance and operate the solar array atop of the Jim Vlock building project house.

Building a Partnership with Columbus House

Negotiating final contract terms for our partnership!

July 2018

August 16, 2018

Launch on StartEngine

Our offering goes public!

Construction of the 2018 Jim Vlock Building Project is completed.

New tenants move in to the completed house and now have a home. (ANTICIPATED)

October 1, 2018

September 1, 2019

Annual Report

New Haven Community Solar, LLC releases its annual report to investors. (ANTICIPATED)

Sale Offering

The company is offered for sale for the first time to Columbus House. (ANTICIPATED)

September 1, 2023

In the Press



SHOW MORE

Meet Our Team













Franz Hochstrasser

CEO, Manager, & Co-Founder

Prior to attending the Yale School of Forestry and Environmental Studies, Franz served 8 years in the Obama Administration, and is dedicated to fighting climate change. Most recently he served as Senior Advisor to the Special Envoy for Climate Change at the U.S. Department of State, working on the team that successfully negotiated the Paris Agreement. Prior to that, he was Deputy Associate Director at the White House Council of Environmental Quality working on energy, environment and climate policy and public engagement; and a Confidential Assistant and Legislative Analyst at the U.S. Department of Agriculture working on conservation, energy, food security, science policy and open data. He also worked on both of Barack Obama's Presidential campaigns in 2008 and 2012. Franz holds a Bachelor of Arts in Linguistics and a Bachelor of Arts in Politics from the University of California, Santa Cruz. When Franz isn't busy battling climate change he enjoys painting, soccer, and songwriting. ---- Last 3 years employment: 9/2014-7/2016: Special Assistant to the Special Envoy for Climate Change, US Department of State (The U.S. Department of State is a department of the U.S. Government) 7/2016-1/2017: Senior Advisor to the Special Envoy for Climate Change, US Department of State (The U.S. Department of State is a department of the U.S. Government) 1/2017-Present: Teaching and Research Assistant, and Student, Yale University (Yale University is an academic Institution) 7/2018-Present: Founding Member and Chief Executive Officer, New Haven Community Solar, LLC. This is a part-time position and Franz allocates approximately 15 hours per week. Franz works part-time for approximately 15 hours per week for Yale University as a Research Assistant and Teaching assistant. His primary position is a student.



Matt Moroney

COO, Manager, & Co-Founder

Matt is passionate about using data-driven insights to drive innovation that increases sustainability and equity. His recent research has focused on the relationship between consumer credit card spending and air pollution. Before obtaining a master's in environmental management from the Yale School of Forestry and Environmental Studies, Matt obtained a Bachelors of Environmental Science with a Chemistry minor at Western Washington University. Afterwards, he spent four years investigating contaminated sites and assisting permitting for new data centers. Matt studies the flow of materials in society and ways to replace them using green chemistry and systems thinking, as well as technologies that will alter the way we live and work. In his "down" time Matt loves to go skiing, cycling, and listening to the freshest jams. ---- Last 3 years employment: 4/2012 - 6/2014 - Staff Scientist at Landau Associates Inc (Landau Associates is an environmental engineering consulting firm based in the Pacific Northwest) 6/2014 - 1/2016 - Senior Staff Scientist at Landau Associates Inc (Landau Associates is an environmental engineering consulting firm based in the Pacific Northwest) 6/2017-8/2017 - Intern at Metabolic (Metabolic is a venture building and circular economy consulting firm based in Amsterdam, NL) 8/2016-8/2018 - Research Assistant at Yale University (Yale University is an academic institution) 7/2018-Present: Founding Member and Chief Operating Officer, New Haven Community Solar, LLC. This is a part-time position and Matt allocates approximately 15 hours per week. This is his primary position. Matt works part-time for approximately 5 hours per week as a Research Assistant at Yale University.



Kwasi Ansu

CMO, Manager, & Co-Founder

Kwasi comes from a background of international development and natural resource management. He is devoted to developing and implementing integrated data-driven community-based solutions that increase equity and resilience. Kwasi is also a recent graduate from the Yale School of Forestry and Environmental Studies Master's program, where his research focused largely around smallholder-driven supply chains, and crafting certification and responsible sourcing strategies within them. Bringing ten years of international development experience, Kwasi has worked in Ghana, Nigeria, Liberia, Tanzania, Madagascar, South Africa, and Indonesia; each grappling with similar and yet incredibly unique challenges to attaining a sustainable future. He received a Bachelor of Arts degree in Sociology from Wesleyan University where he also played football and lacrosse. In his free time Kwasi enjoys playing video games and hitting the beach. Last 3 years of employment: 2/2013-7/2016: Program Specialist, Pact (Pact is an International Development non-Profit) 7/2016-5/2018: Student, Yale University (Yale University is an academic institution) 7/2018-Present: Founding Member and Chief Marketing Officer, New Haven Community Solar, LLC. This is a part-time position and Kwasi allocates approximately 15 hours per week.



Offering Summary

Maximum 35,666 Non-Voting Member Units ($106,998)

Minimum 3,333 Non-Voting Member Units ($9,999)

Company	New Haven Community Solar, LLC
Corporate Address	548 Orange St. Apt 301, New Haven, CT 06511
Description of Business	New Haven Community Solar (NHCS) is a 9.24 kW community solar project located in New Haven, Connecticut which plans to provide cheap renewable energy for residents of a house built as part the Jim Vlock Building Project.
Type of Security Offered	Non-Voting Member Units (the "Securities")
Purchase Price of Security Offered	$3
Minimum Investment Amount (per investor)	$300

PERKS*

$999 — If you invest $999, you will receive a piece of commemorative swag.

$1,998 — If you invest $1,998, you will receive a piece of commemorative swag, and you will be invited to the Columbus House open house day when the project is completed!

**All perks occur after the offering is completed*

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds outside of the short-term debt obligation noted above. The company may use some of the proceeds to repay the related party short-term debt note detailed above, at the discretion of the managers. The company will however use all of its proceeds to further the sustainable development of the Columbus House, the people it serves and the building of trust and knowledge in community solar, improved air quality, and better public health, well-being and wealth.

Form C Filings

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Risks

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

OPERATING AGREEMENT
OF
NEW HAVEN COMMUNITY SOLAR LLC

This OPERATING AGREEMENT is executed as of July 26, 2018 (the "**Effective Date**"), by and among NEW HAVEN COMMUNITY SOLAR, LLC, a Connecticut limited liability company (the "Company"), the undersigned Members, and any other Person that hereinafter becomes a Member or a Unitholder.

WITNESSETH:

WHEREAS, the Certificate of Organization of the Company was filed with the Secretary of the State of the State of Connecticut on July 5, 2018;

WHEREAS, the Company and the Unitholders desire to enter into this Agreement in order to establish their respective economic and other rights as members of the Company and to provide regulations and procedures for the governance of the Company.

NOW, THEREFORE in consideration of the premises, the mutual promises and obligations contained herein, and with the intent of being legally bound, the parties hereto agree as follows:

ARTICLE I.
DEFINITIONS

Section 1.1   **Definitions**. For purposes of this Agreement, capitalized terms used but not otherwise defined herein shall have the following meanings:

"**Adjusted Capital**" means, with respect to any Unitholder, the amount of such Unitholder's Capital Contributions with respect to such Units, reduced (but not below zero) by the amount of Distributions previously made to such Unitholder under Section 14.1(a) or treated as previously distributed to such Unitholder under Section 14.1(a) by reference to Section 14.1(a) in Section 14.5 or Section 18.3(c).

"**Adjusted Capital Account**" shall mean, with respect to any Unitholder, the balance in such Unitholder's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a)   such Capital Account shall be deemed to be increased by any amounts that such Unitholder is obligated to restore to the Company (pursuant to this Agreement or otherwise) or is deemed to be obligated to restore pursuant to Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations (relating to minimum gain) and Section 1.704-1(b)(2)(ii)(c) (relating to partner liabilities to a partnership); and

(b)   such Capital Account shall be deemed to be decreased by the items described in sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations.

The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted and applied consistently therewith.

"**Affiliate**" of a party shall mean any entity that, directly or indirectly, controls, is controlled by, or is under the common control with, such party. The term "control" means the power to direct the affairs of such entity by reason of ownership of equity securities, by contract, or otherwise.

"**Agreement**" shall mean this Operating Agreement, as amended from time to time.

"**Assumed Tax Rate**" means, (i) with respect to each specific item of net long-term capital gain and qualified dividends, the highest blended federal, state, and local marginal income tax rate applicable to such specific item of net long-term gain or qualified dividends recognized by an individual who is a direct or indirect owner of a Unit; (ii) with respect to items of net ordinary income and net short-term capital gain, the highest blended federal, state, and local marginal income tax rate applicable to ordinary income recognized by an individual who is a direct or indirect owner of a Unit, (iii) with respect to net investment income, as defined in Code Section 1411, the net investment income tax rate applicable to such net investment income under Code Section 1411. In all cases, the highest marginal income tax rate shall be the highest statutory rate applicable to the specific type of income or gain in question and shall be determined without regard to phase outs of deductions or similar adjustments. The Board of Managers may adjust the determination of the Assumed Tax Rate as necessary to ensure that sufficient tax Distributions are made to the Members under Section 14.4 for any Fiscal Year, without taking into account any tax credits allocated by the Company to the Members.

"**Available Cash**" means net cash flow of the Company for the relevant period, if any, less such reasonable reserves as the Board of Managers shall determine to be necessary for present operations, planned expenditures and/or future contingencies.

"**Board**" or "**Managers**" or "**Board of Managers**" shall mean a committee of Managers comprised in accordance with this Agreement and having the powers set forth herein.

"**Book Value**" means, with respect to any asset of the Company, the adjusted basis of such asset as of the relevant date for federal income tax purposes, except as follows:

(a) the initial Book Value of any asset contributed by a Unitholder to the Company shall be the gross Fair Market Value of such asset as determined in accordance with this Agreement and the rules of Regulations Section 1.704-1(b)(2)(iv) and Code Section 7701(g);

(b)   the Book Values of all Company assets (including intangible assets such as goodwill) shall be adjusted to equal their respective Fair Market Values as of the following times:

(i)   the acquisition of an additional interest in the Company by any new or existing Unitholder (1) in exchange for more than a de minimis Capital Contribution or (2) as consideration for the provision of services to or for the benefit of the Company; ·

(ii)   the distribution by the Company to a Unitholder of more than a de minimis amount of money or Company property as consideration for its interest in the Company; and

(iii)   the liquidation of the Company within the meaning of section 1.704−1(b)(2)(iv)(f)(5)(ii) of the Regulations;

provided, however, that the adjustments pursuant to clauses (b)(i) and (b)(ii) shall be made only if the Board reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Unitholders;

(c)   the Book Value of any Company asset distributed to any Unitholder shall be adjusted to equal the Book Value of such asset on the date of distribution as determined by the Board and the distributee; and

(i)   if the Book Value of an asset has been determined or adjusted pursuant to (a) or (b) above, such Book Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Profits and Net Losses and other items allocated pursuant to Section 13.2.

The foregoing definition of Book Value is intended to comply with the provisions of section 1.704−1(b)(2)(iv) of the Regulations and shall be interpreted and applied consistently therewith.

"**Business Day**" shall mean any day other than Saturday, Sunday and any other day on which banks in Hartford, Connecticut are not open for business.

"**Capital Contribution**" shall mean the amount of money and the Book Value (other than money) contributed to the Company by such Member of property contributed by a Unitholder to the capital of the Company.

"**Certificate of Organization**" shall mean the Certificate of Organization of the Company, as amended from time to time.

"**Code**" shall mean the Internal Revenue Code of 1986, as amended from time to time (including corresponding provisions of subsequent or successor revenue laws).

"**Company Minimum Gain**" means the aggregate amount of gain (of whatever character), determined for each Nonrecourse Liability of the Company, that would be realized by the Company if it disposed of the Company property subject to such liability in a taxable transaction in full satisfaction thereof (and for no other consideration) and by aggregating the amounts so computed, determined in accordance with sections 1.704−2(d) and (k) of the Regulations.

"**Depreciation**" means, for each Fiscal Year or part thereof, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year or part thereof, except that if the Book Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, the depreciation, amortization or other cost recovery deduction for such Fiscal Year or part thereof shall be an amount that bears the same ratio to such Book Value as the federal income tax depreciation, amortization or other cost recovery deduction for such Fiscal Year or part thereof bears to such adjusted tax basis.

"**Dissolution**" shall mean the happening of any of the events set forth in Section 17.1.

"**Distribution**" shall mean each distribution made by the Company to a Unitholder, in cash or property and whether by liquidating distribution, redemption, repurchase or otherwise.

"**Fair Market Value**" shall mean, with respect to any property or assets (including the Units), the value (as determined by the Board of Managers in good faith) that would be obtained in an arm's length transaction for ownership of such property for cash between an informed and willing seller and an informed and willing purchaser, each with an adequate understanding of the facts and under no compulsion to buy or sell.

"**Fiscal Year**" shall mean the period specified in Section 16.1.

"**Initial Contribution**" shall mean the initial Capital Contribution made by a Unitholder to the Company in return for such Unitholder's purchase of Units.

"**Liquidation**" shall mean the process of winding up and terminating the Company after its Dissolution.

"**LLCA**" shall mean the Connecticut Uniform Limited Liability Company Act, as amended from time to time.

"**Managers**" shall have the meaning set forth in Section 8.1(b). For all purposes hereunder, the term "Manager" shall have the same meaning as is provided for that term in the LLCA. The initial Managers of the Company shall be Michael Solomon Moroney, Franz Jorgen Hochstrasser, and Joseph Kwasi Ansu.

"**Member**" shall mean a Person who acquires voting Units and who is admitted to the Company as a Member in accordance with the terms of this Agreement.

"**Net Losses**" and "**Net Profits**" shall mean, with respect to any Fiscal Year (or part thereof) of the Company, the net losses or net profits of the Company for such period computed using Book Values and applying the methods and principles of accounting used for federal income tax purposes specified by section 704(b) of the Code and the Regulations promulgated thereunder, including, as appropriate, each item of income, gain, loss, deduction or credit entering into such determination, as determined by the accountants of the Company. In furtherance of the foregoing, (a) in the event the Book Value of any Company asset is adjusted pursuant to clause (b) or (c) of the definition of "Book Value," the amount of such adjustment shall be taken in account as gain or loss from the disposition of such asset for purposes of computing Net Profits and Net Losses, and (b) in lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing taxable income and loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the definition of Depreciation for purposes of computing Net Profits and Net Losses. Any items that are specially allocated to a Unitholder pursuant to Section 13.3(b) shall not be taken into account in determining Net Profits and Net Losses.

"**Nonrecourse Deductions**" shall have the meaning set forth in sections 1.704-2(b)(1) and 1.704-2(c) of the Regulations.

"**Nonrecourse Liability**" shall mean any Company liability (or portion thereof) for which no Unitholder bears the economic risk of loss for such liability under section 1.752-2 of the Regulations.

"**Percentage Interest**" means, for each Unitholder, a fraction, the numerator of which shall be all Units held by such Unitholder and the denominator of which shall be all Units then issued and outstanding.

"**Permitted Transfer to an Affiliate**" shall mean a Permitted Transfer of the type described in clauses (ii) or (iii) of Section 19.1(b).

"**Person**" shall mean an individual, corporation, limited liability company, partnership, trust, unincorporated organization or other entity, or a government or any agency or political subdivision thereof.

"**Pro Rata Portion**" means, with respect to any Purchasing Member, on the date of the Member Option Notice, the number of Units equal to the product of (i) the total number of Offered Units and (ii) a fraction determined by dividing (x) the number of Units owned by such Purchasing Member by (y) the total number of Units owned by all of the Purchasing Members.

"**Regulations**" shall mean the Treasury Regulations (including temporary regulations) promulgated under the Code, as amended from time to time (including corresponding provisions of succeeding regulations).

"**Sale Event**" shall mean a transaction, or series of transactions, pursuant to which: (a) the Company would sell all or substantially all of its assets, (b) the Managers would negotiate on behalf of the Unitholders, and upon an agreement between Managers and the purchaser, would call for a special vote to sell all Units that entitle the holders thereof to cast a majority of the votes entitled to be cast by the holders of all Units or (c) the Managers on behalf of the Company would elect to merge, consolidate or enter into an interest exchange with another entity and, as a result thereof, the Unitholders immediately prior to such transaction or series of transactions would hold less than fifty percent (50%) of the combined voting power of the outstanding equity securities of the surviving entity immediately following such transaction or series of transactions.

"**Securities Act**" shall mean the Securities Act of 1933, as the same may be amended from time to time.

"**Transfer**" shall mean a sale, exchange, assignment, transfer, pledge, hypothecation or other disposition of Units (whether voluntary or involuntary), including (without limitation) the creation of any lien, security interest or other encumbrance, other than by operation of law.

"**Transferring Member**" shall mean a Member that is Transferring Units.

"**Units**" shall mean the collective interests in the Company having the characteristics ascribed to them herein. For all purposes hereunder, the term "Unit" shall have the same meaning as the term "membership interest" as that term is used in the LLCA.

"**Unitholder**" shall mean any Person that holds one or more Units, whether or not a Member.

"**Unitholder Minimum Gain**" means the aggregate amount of gain (of whatever character), determined for each Unitholder Nonrecourse Debt, that would be realized by the Company if it disposed of the Company property subject to such Unitholder Nonrecourse Debt in a taxable transaction in full satisfaction thereof (and for no other consideration), determined in accordance with the provisions of sections 1.704−2(i)(3) and (k) of the Regulations for determining a Member's share of minimum gain attributable to a Unitholder Nonrecourse Debt.

"**Unitholder Nonrecourse Debt**" has the same meaning as "partner nonrecourse debt" as specified in section 1.704−2(b)(4) of the Regulations.

All other capitalized terms used herein and not otherwise defined herein shall have the meanings assigned thereto in the LLCA. To the extent that a term specifically defined in this Section 1.1 conflicts with a definition provided in the LLCA, the specific definition set forth herein shall govern.

ARTICLE II.
FORMATION

Section 2.1   Formation. The Company was formed on July 5, 2018, by the filing of the Certificate of Organization with the Secretary of the State of the State of Connecticut pursuant to the LLCA on behalf of the Members of the Company.

Section 2.2   Name. The name of the Company is "New Haven Community Solar, LLC". The business of the Company will be conducted under such name or such other trade names or fictitious names as may be adopted in accordance with Section 2.3.

Section 2.3   Trade Name Affidavits. The Company will file such trade name or fictitious name affidavits and other certificates as may be necessary or desirable in connection with the formation, existence and operation of the Company (including those filings required in any jurisdiction where the Company owns property).

Section 2.4   Foreign Qualification. The Company will apply for authority to transact business in those jurisdictions where it is required to do so. The Company will file such other certificates and instruments as may be necessary or desirable in connection with its formation, existence and operation.

ARTICLE III.
OFFICES

Section 3.1   Principal Office. The principal office, place of business and address of the Company shall be 548 Orange St., Apt. 301, New Haven, Connecticut 06511, and may be changed by the Board of Managers from time to time.

Section 3.2   Other Offices. The Company may also have offices at other places, either within or without the State of Connecticut, as the Board of Managers may from time to time determine or as the business of the Company may require.

ARTICLE IV.
BUSINESS AND POWERS

Section 4.1   Business. The business of the Company shall be to (a) originate, develop and finance solar energy generating assets and clean energy technologies and sell electricity and other related products and services to benefit low to middle income residents starting with a 9.24 kW community solar project located in New Haven, Connecticut. The company strives to provide low-cost clean electricity to the Columbus House, a nonprofit organization based in New Haven that serves people who are homeless or at risk of becoming homeless by providing shelter and housing and by fostering their personal growth and independence. (the "**Business**"); and (b) engage in all such other lawful activities as the Board of Managers shall agree from time to time.

Section 4.2   Powers. The Company shall have all the powers permitted to a limited liability company under the LLCA and that are necessary, convenient or advisable in order for it to conduct its business.

ARTICLE V.
GENERAL PROVISIONS

Section 5.1   Issuance of Interests.

(a)   The membership interests in the Company are referred to in this Agreement as "**Units**." The Company shall be authorized to issue two classes of Units, designated as "**Founder Units**" and "**Non-Voting Member Units**" or "**Membership Units**". Each Unit may be diluted by further issuances of Units by the Company. The Company may issue any type of Units in fractional-Units.

(b)   The Company shall be authorized to issue securities that are convertible into, or exchangeable or exercisable for, Units authorized pursuant to this Section 5.1, provided that such Units shall not be deemed issued until such time as such securities are converted, exchanged or exercised (as the case may be) in accordance with the terms thereof.

Section 5.2   Unit Certificates. Every holder of record of a Unit shall be entitled to have a certificate certifying the class and number of Units owned by such Person in the Company. Each certificate evidencing ownership of Units shall bear and be subject to the following legend:

"THE UNITS EVIDENCED HEREBY ARE SUBJECT TO AN OPERATING AGREEMENT EFFECTIVE AS OF July 27, 2018, AS THE SAME MAY BE AMENDED FROM TIME TO TIME (A COPY OF WHICH MAY BE OBTAINED FROM THE SECRETARY OF THE ISSUER). SUCH OPERATING AGREEMENT RESTRICTS THE SALE, PLEDGE, HYPOTHECATION AND TRANSFER OF THE UNITS AND THE INTEREST REPRESENTED HEREBY AND CONTAINS PROVISIONS GOVERNING THE VOTING OF THE UNITS. BY ACCEPTING ANY INTEREST IN SUCH UNITS, THE PERSON ACCEPTING SUCH UNITS SHALL BE DEEMED TO AGREE TO, AND SHALL BECOME BOUND BY, ALL THE PROVISIONS OF SUCH OPERATING AGREEMENT.

NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE UNITS EVIDENCED BY THIS CERTIFICATE MAY BE MADE EXCEPT AS OTHERWISE PROVIDED IN SUCH OPERATING AGREEMENT AND (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), ANY APPLICABLE STATE

SECURITIES AND "BLUE SKY" LAWS OR (B) IF NOT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT, THEN ONLY WHEN SUCH TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION IS EXEMPT FROM THE PROVISIONS OF SECTION 5 OF THE ACT AND THE RULES AND REGULATIONS IN EFFECT THEREUNDER AND SUCH STATE SECURITIES AND "BLUE SKY" LAWS."

Each such certificate shall be signed by, or in the name of the Company by the Chief Executive Officer and by the Chief Operating Officer or the Secretary of the Company. In case any officer who has signed or whose facsimile signature has been placed upon a certificate while such officer was an officer of the Company but such officer shall have ceased to be an officer before such certificate is issued, it may nevertheless be issued by the Company with the same effect as if such Person were an officer at the date of issue.

Section 5.3   **General Rights**.

(a)   Units shall not have a stated value or any rights to Distributions unless the Board of Managers, pursuant to the terms hereof, shall have declared such a Distribution out of funds legally available therefor.

(b)   Except as expressly provided herein, no Member shall have priority over any other Member whether for the return of a Capital Contribution or Capital Account or for Net Profits, Net Losses or a Distribution; provided, however, that the foregoing shall not apply to loans, advances or other indebtedness (as distinguished from a Capital Contribution) made by a Member to the Company.

(c)   <u>Founders Units</u>. Except as the LLCA may require otherwise, the holders of the Founders Units shall exclusively possess all voting power in the Company. Each Founders Unit shall have one (1) vote on each matter coming before the Company's Unitholders.

(d)   <u>Non-Voting Member Units</u>. Except as specifically set forth herein or as the LLCA may require otherwise, the holders of the Non-Voting Member Units or refered to herein as Member Units shall have no right to vote at or to receive notice of any regular or special meeting of the Managers, or to vote by written consent in lieu thereof, on any matter whatsoever coming before the Company.

Section 5.4   **Profits Interests**.

(a)   The Board shall have the power and discretion to approve the issuance of Units as "Profits Interest Units" as may be unanimously approved by the Board. Profits Interest Units, if issued are intended to be treated as profits interests for U.S. federal income tax purposes (each a **"Profits Interest Unit"**), as defined in Rev. Proc. 93-27, 1993-2 C.B. 343 (1993) and Rev. Proc. 2001-43, 2001-2 C.B. 191 (2001). For avoidance of doubt, other than as set forth in this Agreement or as determined by the Board in connection with their issuance, Profits Interest Units shall have the same rights, preferences or privileges as other Units under this Agreement, except for voting rights (as applicable) which shall be as set forth by the Board at the time of issuance of the Profits Units. All Profits Interest Units shall have the right to participate in Distributions as set forth herein (subject to their applicable Participation Thresholds) and shall be allocated income and/or loss in the same manner as other Units.-

Upon the issuance of any Profits Interest Unit, the Board will establish a "**Participation Threshold**" with respect to each such Profits Interest Unit granted on such date. The Participation Threshold with respect to each Profits Interest Unit will be at least equal to the amount that would be distributed to the other outstanding Units at the date of issuance (including Profits Interest Units with a lower Participation Threshold) if, immediately prior to the time of such grant there were a hypothetical liquidation of the Company in which the Company sold its assets for their gross Fair Market Value, satisfied its liabilities (excluding any non-recourse liabilities to the extent the balance of such liabilities exceeds the Fair Market Value of the assets that secure them) and distributed the net proceeds in accordance with this Agreement, such that immediately upon receipt of a Profits Interest Unit the holder of such Profits Interest Unit would receive no distribution with respect to such Profits Interest Unit as a result of such hypothetical liquidation. The recipient of a Profits Interest Unit will have no initial Capital Account balance and the Profits Interest Unit received shall not entitle such Person to any portion of the capital of the Company at the time of such Person's admission to the Company as a Member. The grant of a Profits Interest is intended to comply with Rev. Proc. 93-27, 1993-2 C.B. 343 (1993) and Rev. Proc. 2001-43, 2001-2 C.B. 191 (2001) and shall be interpreted consistently therewith.

(b)   If the Board so determines, Profits Interests shall become vested in accordance with the vesting schedule determined by the Board in connection with the issuance of such Profits Interests (and reflected in the relevant purchase or unit restriction agreement with the holder of such Profit Interests), which may be time-based or performance-based. Profits Interests that are subject to vesting and that are not yet vested per such vesting schedule are referred to herein as "**Unvested Units**". Notwithstanding any other provision in this Section 5.4(c), each recipient of a Profits Interest subject to vesting hereby agrees that such recipient shall make a valid and timely election in respect of such Unit, upon receipt thereof, pursuant to Section 83(b) of the Code and promptly provide evidence of such election to the Company.

(c)   Each Member authorizes the Board to elect to apply the safe harbor (the "**Safe Harbor**") set forth in proposed Treasury Regulation Section 1.83-3(l) and proposed IRS Revenue Procedure published in Notice 2005-43 (together, the "**Proposed Treasury Regulation**") if such Proposed Treasury Regulation or a similar Treasury Regulation is promulgated as a final or temporary Treasury Regulation. If the Board determines that the Company should make such election, the Board is hereby authorized to amend this Agreement without the consent of any Unitholder or other Person to provide that (x) the Company is authorized and directed to elect the Safe Harbor, (y) the Company and each Unitholder (including any Person to whom a Unit is transferred in connection with the performance of services) will comply with all requirements of the Safe Harbor with respect to all Units transferred in connection with the performance of services while such election remains in effect and (z) the Company and each Unitholder will take all actions necessary, including providing the Company with any required information, to permit the Company to comply with the requirements set forth or referred to in the applicable Treasury Regulations for such election to be effective until such time (if any) as the Board determines, in its sole discretion, that the Company should terminate such election. Notwithstanding anything to the contrary in this Agreement, each Unitholder expressly confirms and agrees that it will be legally bound by any such amendment. In the event that a Unitholder forfeits Unvested Units that are Profits Interests hereunder, the Company shall make forfeiture allocations in accordance with the principles of proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(c), taking into account any amendments thereto and any temporary or final Treasury Regulations issued pursuant thereto ("**Forfeiture Allocations**").

ARTICLE VI.
CAPITAL CONTRIBUTIONS; MEMBERS

Section 6.1　　Initial Contributions.

(a)　　The name of each Member, his, her or its Initial Contribution, and the number of Units representing his or her membership interest under this Agreement are set forth on Exhibit A hereto. The Board may modify Exhibit A from time to time to accurately reflect the addition or withdrawal of any Member, or any changes to any Member's membership interest.

(b)　　The Initial Contribution of each Member shall be the purchase price for such Member's Units, and such Member shall not be deemed admitted as a Member of the Company (and such Units shall not be deemed issued) until such time as such Initial Contribution has been paid in full.

Section 6.2　　Additional Contributions. Except as provided in the LLCA or as specifically provided in this Agreement, no Member will be required to make any additional Capital Contributions or restore any deficit to its Capital Account.

Section 6.3　　Withdrawal of Capital. Except as specifically provided in this Agreement, no Unitholder will be entitled to withdraw all or any part of such Person's Capital Contribution or Capital Account from the Company prior to the Company's Dissolution and Liquidation or, when such withdrawal is permitted, to demand a Distribution of property other than money.

Section 6.4　　No Interest on Capital. No Unitholder will be entitled to receive interest on such Person's Capital Account or any Capital Contribution.

Section 6.5　　Admission of Members. Upon the Company's issuance of Units to any Person who is not a Member or the Transfer (other than any pledge or hypothecation) of any Units to any Person who is not a Member, and the approval of the

11

Board of Managers, and provided that, in the case of a Transfer, there has been compliance with the terms contained in Article XIX hereof, such Person shall be admitted to the Company as a Member. No transferee of Units shall be admitted as a Member except upon the approval of the Board of Managers and as otherwise set forth herein. The Person who receives such Membership Interests shall execute a joinder agreement, as set forth on Exhibit B, attached hereto, agreeing to be bound by the terms of this Agreement.

Section 6.6   Power of Attorney.

(a)   Each Member hereby appoints the Board of Managers, and any officer duly appointed thereby, including the Secretary and each Assistant Secretary, acting individually, with power of substitution, as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, swear to and file: (i) any and all instruments, certificates, and other documents that may be deemed necessary or desirable to effect the Dissolution or Liquidation of the Company, provided that such action has been approved in accordance with Section 7.7 5.3(a) hereof; (ii) any business certificate, fictitious name certificate, amendment thereto, or other instrument or document of a similar nature necessary or desirable to accomplish the business, purpose and objectives of the Company, or required by any applicable federal, state or local law; and (iii) all amendments or modifications to this Agreement, provided that such amendment or modification has been approved in accordance with Section 23.1.

(b)   The power of attorney hereby granted by each Member is coupled with an interest, is irrevocable, and shall survive, and shall not be affected by, the subsequent death, disability, incapacity, incompetency, termination, bankruptcy or insolvency of such Member.

Section 6.7   Representations and Warranties. Each Member hereby represents and warrants to the Company and each other Member that: (a) if that Member is an organization, that it is duly organized, validly existing, and in good standing under the law of its State of organization and that it has full organizational power to execute and agree to this Agreement and to perform its obligations hereunder; (b) the Member is acquiring its interest in the Company for the Member's own account as an investment and without an intent to distribute the interest; (c) except as specifically permitted in this Agreement, the Member has not and will not enter into any agreements or understandings relating to his, her or its interest in the Company that could give rise to any other Person having any direct or indirect interest in the Company; (d) the Member has good and marketable title to any property contributed to the Company as a capital contribution, free and clear of any liens, claims, liabilities, restrictions or encumbrances of any kind; (e) neither the execution and delivery of this Agreement, nor the performance by the Member of any of the duties or obligations under this Agreement, shall violate any term, covenant or agreement to which the Member or any of the Member's property is bound; (f) the Member has sufficient knowledge and experience in investing in similar companies in terms of the Company's

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stage of development so as to be able to evaluate the risks and merits of its investment in the Company and it is able financially to bear the risks thereof; and (g) the Member acknowledges that the interests have not been registered under the Securities Act or any state securities laws, and may not be resold or transferred by the Member without appropriate registration or the availability of an exemption from such requirements.


ARTICLE VII.
MEETINGS OF MEMBERS


Section 7.1   Meetings.   Meetings of the Members for any purpose or purposes may be called by a Member or Members holding of record Units entitling such Member(s) at least a majority of the votes of Members permitted hereunder, or by the Board of Managers and held at such place, date and hour as shall be designated in the notice thereof. The matters addressed at a meeting of the Members shall not be limited to those set forth in the notice of such meeting, provided that the Members that hold a majority of the voting Units vote in favor of addressing any such additional matters.

Section 7.2   Notice of Meetings.

(a)   Notice of each meeting of the Members shall be given not less than ten (10), nor more than sixty (60), calendar days before the date of the meeting to each Member entitled to vote thereat by mailing such notice, postage prepaid, to each such Member at the address of such Member as it appears on the records of the Company. Every such notice shall state the place, date, and hour of the meeting and the purpose or purposes for which the meeting is called. Except as provided in the immediately succeeding sentence, notice of any adjourned meeting of the Members need not be given if the time and place thereof is announced at the meeting at which adjournment is taken. If the adjournment is for more than thirty (30) calendar days or if, after the adjournment, a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each Member entitled to vote at such adjourned meeting in the manner and containing the information set forth in the first and second sentences of this Section 7.2, respectively.

(b)   A written waiver of notice, signed by a Member entitled thereto, whether before or after the time stated therein, shall be deemed equivalent to notice of the meeting relating thereto. Attendance of a Member in person or by proxy at a Members' meeting shall constitute a waiver of notice to such Member of such meeting, except when such Member attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not duly called or convened.

Section 7.3   Record Date.   For the purpose of determining the Members entitled to notice of or to vote at any meeting of the Members or any adjournment of such meeting, the date one (1) Business Day prior to the date on which notice of the meeting is mailed (or such other date as the Board of Managers may determine) shall be the record date for making such a determination. When a determination of Members entitled to vote at any meeting of the Members has been made pursuant to this Section

7.3, such determination of Members shall also apply to any adjournment of the meeting. For the purpose of determining the Members for any other purpose (excluding entitlement to Distributions that shall be governed by Section 14.1), the date established by the Board of Managers as the record date for making such determination shall be deemed to be the record date for making such a determination.

Section 7.4   Quorum. At each meeting of the Members, except as otherwise required by law, Members holding more than fifty percent (50%) of all of the votes of Members permitted hereunder shall be present in person or by proxy to constitute a quorum for the transaction of business. In the absence of a quorum at any such meeting or any adjournment or adjournments thereof, a majority in voting interest of those Members present in person or represented by proxy and entitled to vote thereat, or, in the absence therefrom of all the Members, any officer entitled to preside at, or to act as secretary of, such meeting may adjourn such meeting from time to time until Members representing the number of votes entitled to be cast by Members requisite for a quorum shall be present in person or by proxy. At any such adjourned meeting at which a quorum may be present, any business may be transacted that might have been transacted at the meeting as originally called.

Section 7.5   Organization. At each meeting of the Members, one of the following shall act as chairman of the meeting and preside thereat, in the following order of precedence:

(a)   The Chief Executive Officer;

(b)   the President;

(c)   the Secretary;

(d)   if the Chief Executive Officer, President and the Secretary shall be absent from such meeting, any other officer of the Company designated by the Board of Managers to act as chairman of such meeting and to preside thereat; or

(e)   in the absence of any of the above, a Member who shall be chosen chairman of such meeting by a majority in voting interest of the Members present in person or by proxy and entitled to vote thereat.

The Secretary or, if the Secretary shall be presiding over the meeting in accordance with the provisions of this Section 7.5 or if he shall be absent from such meeting, the person whom the chairman of such meeting shall appoint, shall act as secretary of such meeting and keep the minutes thereof.

Section 7.6   Order of Business. The order of business at each meeting of the Members shall be determined by the chairman of such meeting.

Section 7.7   Voting.

(a)   Each Member shall, with respect to all matters requiring its vote, as determined by the Managers, be entitled to cast, in person or by proxy, one (1) vote for each Unit registered in such Member's name on the transfer books of the Company on the date fixed pursuant to the provisions of Section 7.3 as the record date for the determination of Members who shall be entitled to receive notice of and to vote at such meeting.

(b)   Any vote of Units may be given at any meeting of the Members by the Members entitled to vote thereat either in person or by proxy appointed by an instrument in writing fulfilling the requirements of the LLCA and delivered to the Secretary or an Assistant Secretary of the Company or the secretary of the meeting. The attendance at any meeting of a Member who may theretofore have given a proxy shall not have the effect of revoking such proxy unless the Member shall in writing so notify the secretary of the meeting prior to the voting of the proxy. At all meetings of the Members, all matters, except as otherwise provided by law or in this Agreement, shall be decided by the vote of a majority of the Units cast by Members present in person or by proxy and entitled to vote thereat, a quorum being present. Except as otherwise expressly required by law, the vote at any meeting of the Members on any question need not be by ballot, unless so directed by the chairman of the meeting. On a vote by ballot, each ballot shall be signed by the Member voting, or by such Member's proxy, if there be such a proxy, and shall state the number of votes cast.

Section 7.8   Action by Written Consent. Any action required or permitted to be taken at any annual or special meeting of the Members may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, shall be signed by the Members who hold of record the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all the Members entitled to vote thereon were present and voted and shall be delivered to the Secretary or other officer of the Company who shall have charge of its records. Every consent must be signed by the Member or its attorney-in-fact.

Section 7.9   Action by Communication Equipment. The Members may participate in a meeting of Members by means of conference telephone, online videoconference or similar communications equipment by means of which all persons participating in the meeting can hear or otherwise interactively communicate with each other, and such participation shall constitute presence in person at such meeting.

ARTICLE VIII.
BOARD OF MANAGERS; MANAGERS

Section 8.1   General Powers.

(a)   Subject to the rights expressly granted to the Members as deemed by holding Founder Units and Non-Voting Member Units under the provisions of this Agreement, the Board of Managers and the authorized officers of the Company appointed by the Board of Managers shall have the exclusive authority and

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responsibility to manage the business of the Company. The Managers shall be entitled to receive from the Company such information regarding the Company's operations as they may reasonably request, including (without limitation) monthly, quarterly and annual financial statements, budgets and lists of expenditures.

(b)   The members of the Board of Managers (the "Managers") shall be "managers" within the meaning of the LLCA. Except as expressly set forth in this Agreement to the contrary, the Board of Managers shall have power and authority, on behalf of the Company, to take any and all lawful acts that the Board of Managers considers necessary, advisable, or in the best interests of the Company in connection with any business of the Company, including, without limitation: (i) to authorize the purchase, lease or other acquisition, or the sale, lease or other disposition, of any property or assets; (ii) to authorize the opening, maintenance or closing of bank accounts, the drawing of checks or other orders for the payment of moneys and the investing of funds of the Company; (iii) to authorize the purchase of insurance on the business and assets of the Company; (iv) to authorize the commencement of lawsuits and other proceedings; (v) to authorize the Company to enter into any agreement, instrument or other writing; (vi) to retain accountants, attorneys, consultants, appraisers or other agents or advisors; (vii) to appoint and remove officers of the Company; (viii) to issue Units and admit Members; and (ix) to approve the incurrence of indebtedness by the Company, whether or not in the ordinary course of business.

Section 8.2   Binding Authority. Unless specifically authorized to do so by this Agreement, no Member or other Person shall have any power or authority to bind the Company, unless such Member or other Person has been authorized by the Board of Managers to act on behalf of the Company.

Section 8.3   Number and Term of Office. The number of Managers constituting the Board of Managers shall be such number, not to exceed five (5), as may be fixed from time to time by resolution adopted by a vote of Members holding of record Founder Units representing a majority of the votes entitled to be cast at a meeting of Members. A Manager shall continue to serve as such until a successor is duly appointed or the Manager resigns or is otherwise removed from office.

Section 8.4   Resignation, Removal and Vacancies.

(a)   Any Manager may resign at any time by giving written notice of his or her resignation to the Company. Any such resignation shall take effect at the time specified therein, or, if the time when it shall become effective shall not be specified therein, when accepted by action of the Board of Managers. Except as aforesaid, the acceptance of such resignation shall not be necessary to make it effective.

(b)   Any Manager may be removed, and/or any vacancy created by the removal or resignation of such Manager may be filled, by a vote of Members holding of record Units representing a majority of the votes entitled to be cast at a meeting of Members.

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Section 8.5   Meetings.

(a)   Regular Meetings. Regular meetings of the Board of Managers shall be held at such times as the Board of Managers shall from time to time determine.

(b)   Special Meetings. Special meetings of the Board of Managers shall be held whenever called by the Chief Executive Officer or any Manager at the time in office. Any and all business may be transacted at a special meeting that may be transacted at a regular meeting of the Board of Managers.

(c)   Place of Meeting. The Board of Managers may hold its meetings at such place or places as the Board of Managers may from time to time by resolution determine or as shall be designated in the respective notices or waivers of notice thereof.

(d)   Notice of Meetings. Notice of any special meeting of the Board of Managers shall be mailed or sent by facsimile, email, registered or certified mail, overnight delivery or other form of recorded communication or delivered via messenger by the Company to each Manager, addressed to such ~~Manager~~ Person at such ~~Manager's~~ Person's residence or usual place of business, so as to be received at least two (2) Business Days before the day on which such meeting is to be held. Such notice shall include the time and place of such meeting. However, notice of any such meeting need not be given to any Manager if waived in writing or by facsimile, email or other form of recorded communication, whether before or after such meeting shall be held or if such ~~Manager~~ Person shall be present at such meeting.

(e)   Quorum and Manner of Acting. Except as otherwise provided by law or this Agreement, at least a majority of the total number of Managers shall be present at any meeting of the Board of Managers in order to constitute a quorum for the transaction of business at such meeting. In the absence of a quorum for any such meeting, a majority of the Managers present thereat may adjourn such meeting from time to time until a quorum shall be present thereat. Except as otherwise required by law, all actions taken and decisions made by the Board of Managers shall require the approval of a majority of the Managers.

(f)   Action by Communication Equipment. The Managers may participate in a meeting of the Board of Managers and members of a committee of the Board of Managers may participate in a meeting of such committee by means of conference telephone-, online videoconference or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

(g)   Action by Consent. Any action required or permitted to be taken by the ~~Board of~~ Managers or members of a committee of the Board of Managers, as the case may be, may be taken without a meeting if all of the Managers or members of such committee, as the case may be, consent thereto in writing and such writing is filed

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with the minutes of the proceedings of the Board of Managers or of the committee, as the case may be.

(h) Organization. At each meeting of the Board of Managers, the Chief Executive Officer, or, in the absence of the Chief Executive Officer, any Manager chosen by a majority of the Managers present, shall act as the chairman at such meeting. The Secretary or, in case of the Secretary's absence, any person whom the chairman shall appoint, shall act as secretary of such meeting and keep the minutes thereof.

Section 8.6   Compensation; Expenses.

(a) Managers, as such, shall not receive any stated salary for their services, but by resolution of the Board of Managers may receive a fixed sum for expenses incurred in performing the functions of Manager, and such additional, reasonable compensation as the Board of Managers may award from time to time. Nothing herein contained shall be construed so as to preclude any Manager from serving the Company in any other capacity and receiving compensation therefor.

(b) The Company shall (subject to the receipt of appropriate supporting documentation) be responsible for paying directly out of Company funds, all ordinary and necessary costs and expenses incurred in connection with the business of the Company, including, without limitation, any such reasonable and customary expenses incurred by the Managers in the performance of their duties, liability and other insurance premiums, expenses in the preparation of reports to the Members and legal, accounting and other professional fees and expenses.

Section 8.7   Duties of Managers.

(a) Each Manager shall perform his or her duties as a Manager in good faith and with that degree of care that an ordinarily prudent person in a like position would use under similar circumstances. In performing his or her duties, each Manager shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by: (i) one or more agents or employees of the Company; (ii) counsel, public accountants or other persons as to matters that such Manager reasonably believes to be within such person's professional or expert competence; or (iii) any other Manager duly designated in accordance with this Agreement, as to matters within his or her designated authority, which the Manager believes to merit confidence, so long as in so relying he or she shall be acting in good faith and with such degree of care that an ordinarily prudent person in a like position would use under similar circumstances. The provisions of this Agreement, to the extent they restrict the duties and liabilities of a Manager otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Manager.

(b) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Manager in defending any claim, demand, action, suit or proceeding relating to his or her duties as a Manager shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Manager to repay such amount if it shall be determined by a court of competent jurisdiction having final or unappealed dispositive authority over such matter that the Manager is not entitled to be indemnified as authorized in Article XV.

Section 8.8   Committees.

(a)   The Board of Managers may in its discretion establish one or more committees to consist of one or more Managers. Each duly established committee shall have the powers and perform such duties as may from time to time be assigned to it by the Board of Managers and shall be subject to the limitations of this Agreement and applicable law.

(b)   Any member of such a committee may be removed at any time with or without cause, by the Board of Managers.

ARTICLE IX.
OFFICERS

Section 9.1   Election, Appointment and Term of Office. The Board of Managers may appoint such officers as it deems necessary, including, without limitation, a Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Chief Marketing Officer, Treasurer, Secretary and one or more Vice Presidents, Assistant Vice Presidents, Assistant Treasurers or Assistant Secretaries. Each such officer shall have such authority and shall perform such duties as the Board of Managers may prescribe. Any two (2) or more offices may be held by the same person. Each officer shall hold office until the next annual meeting of the Board of Managers and until his successor is appointed or until his earlier death, or his earlier resignation or removal in the manner hereinafter provided.

Section 9.2   Resignation, Removal and Vacancies.

(a)   Any officer may resign at any time by giving written notice to the Board of Managers, and such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, when accepted by action of the Board of Managers. Except as aforesaid, the acceptance of such resignation shall not be necessary to make it effective.

(b)   All officers and agents elected or appointed by the Board of Managers shall be subject to removal at any time by the Board of Managers, with or without cause.

(c)   A vacancy in any office may be filled for the unexpired portion of the term in the same manner as provided for election or appointment to such office.

ARTICLE X.
DOCUMENTS; BANK ACCOUNTS

Section 10.1   Execution of Documents. To the extent not inconsistent with any other provision contained herein, the Chief Executive Officer, President and any other officer of the Company designated by the Board of Managers, or designated in accordance with Company policy as approved by the Board of Managers, shall have the power to execute and deliver deeds, leases, contracts, mortgages and other grants of security interests, bonds, debentures, notes and other evidences of indebtedness, checks, drafts and other orders for the payment of money and other documents for and in the name of the Company, and such power may be delegated (including power to redelegate) by written instrument to other officers, employees or agents of the Company.

Section 10.2   Deposits. All funds of the Company not otherwise employed shall be deposited from time to time to the credit of the Company or otherwise in accordance with Company policy as determined by the proper officers of the Company and the Board of Managers.

Section 10.3   Proxies in Respect of Stock or Other Securities of Other Companies. The Chief Executive Officer, President and any other officer of the Company designated by the Board of Managers shall have the authority (a) to appoint from time to time an agent or agents of the Company to exercise in the name and on behalf of the Company the powers and rights that the Company may have as the holder of stock or other securities in any other company, (b) to vote or consent in respect of such stock or securities and (c) to execute or cause to be executed in the name and on behalf of the Company such written proxies, consents, powers of attorney or other instruments as he or she may deem necessary or appropriate in order that the Company may exercise such powers and rights. The Chief Executive Officer, President or any such designated officer may instruct any Person or Persons appointed as aforesaid as to the manner of exercising such power and rights.

ARTICLE XI.
BOOKS AND RECORDS; TAX MATTERS

Section 11.1   Books and Records. The Company will keep accurate books and records relating to transactions with respect to the assets of the Company based on Book Values using federal income tax accounting principles. The Company will also keep the following books and records at the Company's principal office: (i) a current list of the full name and last known business, residence or mailing address of each Unitholder, (ii) a copy of the Certificate of Organization and of this Agreement, (as well as any signed powers of attorney pursuant to which any such document was executed); (iii) a copy of the Company's federal, state and local income tax returns and reports for all Fiscal Years; and (iv) minutes, or minutes of action (or written consent without a meeting), of every meeting of the Members or the Board of Managers or any committee thereof. Any Unitholder may inspect and copy, at the Unitholder's sole expense, the books and records of the Company at the Company's principal office during the regular business hours of the Company.

Section 11.2   Tax Returns. The Company, at its expense, will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required state, local or foreign tax returns in each jurisdiction in which the Company owns property or does business. Within ninety (90) days following the end of each Fiscal Year, the Company will provide each Unitholder with all necessary tax reporting information, a copy of the Company's informational federal income tax return for such Fiscal Year and such other information as is reasonably necessary to enable the Members to comply with their tax reporting requirements will be delivered to the Members five (5) business days after filing.

Section 11.3   Tax Elections. The Company shall make and revoke such tax elections as the Board of Managers may from time to time determine.

Section 11.4   Tax Matters Partner.

(a)   The Unitholders by a majority vote of all Units shall designate one Unitholder to be the tax matters partner until December 31, 2019 (the "Tax Matters Partner") under Section 6231(a)(7) of the Code. Until further action by the Unitholders, Franz Jorgen Hochstrasser is hereby designated as the Tax Matters Partner. From and after January 1, 2020, the position of Tax Matters Partner shall be replaced by a Tax Matters Representative (the "Tax Matters Representative") as provided under Section 6221 of the Code. Absent further action by the Board, the Tax Matters Partner in office on December 31, 201 shall become the Tax Matters Representative as of January 1, 2018.

(b)   The Tax Matters Partner will be responsible for notifying all Unitholders of ongoing proceedings, both administrative and judicial, and will represent the Company throughout any such proceeding; provided that each Unitholder shall be required to notify the Tax Matters Partner promptly, in writing, of any such proceeding that it becomes aware of. Each Unitholder agrees, and each holder of Units who is not a Unitholder shall be deemed by virtue of its ownership of Units to agree, that it will furnish the Tax Matters Partner with such information as the Tax Matters Partner may reasonably request in order to allow the Tax Matters Partner to provide the Internal Revenue Service with sufficient information to allow proper notice to the Unitholders with respect to any such proceedings.

(c)   If an administrative proceeding with respect to a partnership item under the Code has begun, and the Tax Matters Partner so requests, each Unitholder agrees, and each holder of Units who is not a Unitholder shall be deemed by virtue of its ownership of Units to agree, that it will notify the Tax Matters Partner of its treatment of any partnership item on its federal income tax return, if any, that is inconsistent with the treatment of that item on the partnership return for the Company. Any settlement agreement with the Internal Revenue Service will be binding upon the holder of Units only as provided in the Code. The Tax Matters Partner will not bind any other holder of

Units to any extension of the statute of limitations or to a settlement agreement without such holder's written consent. Any holder of Units who enters into a settlement agreement with respect to any partnership item will notify the other holders of Units of such settlement agreement and its terms within thirty (30) days from the date of settlement.

(d)   If the Tax Matters Partner does not file a petition for readjustment of partnership items in the Tax Court, federal District Court or Claims Court within the ninety (90) day period following a notice of a final partnership administrative adjustment, any notice partner and 5 percent group (as such terms are defined in the Code) may institute such action within the following sixty (60) days. The Tax Matters Partner will timely notify the other Unitholders in writing of its decision. Any notice partner and 5 percent group will notify any other Unitholder of its filing of any petition for readjustment.

(e)   From and after January 1, 2018, the Tax Matters Representative shall be responsible for representing the Company in any audit or administrative proceeding with the Internal Revenue Service. The Tax Matters Representative shall have full authority and discretion to make any election provided under Code Section 6221 through Code Section 6241 including, if the Company is eligible, to elect out of the provisions of Section 6221, and to elect out of the provisions of Section 6225. In the event that he Company elects out of Code Section 6221, the provisions and procedures described in paragraphs (b) through (d) of this Section 11.4 shall continue to apply. If the Company cannot or does not elect out of Code Section 6221, the Tax Matters Representative shall act in accordance with said Code Section 6221 through Code Section 6241 and shall notify the Members of any proceeding with the Internal Revenue Service and keep the Members informed with respect to all such proceedings on an ongoing basis.

(f)   The Tax Matters Partner and the Tax Matters Representative-, as the case may be, shall be indemnified for all actions taken in such capacity in accordance with the terms of Article XV.

Section 11.5   No Partnership. The classification of the Company as a partnership will apply only for federal (and, as appropriate or assigned, state and local) income tax purposes. This characterization, solely for income tax purposes, does not create or imply a general partnership among the Unitholders for state law or any other purpose. Instead, the Unitholders acknowledge the status of the Company as a limited liability company formed under the LLCA.

Section 11.6   Title to Company Assets. Title to, and all right and interest in, the Company's assets shall be acquired in the name of and held by the Company, or, if acquired in any other name, be held for the benefit of the Company.

ARTICLE XII.
CAPITAL ACCOUNTS

Section 12.1   Maintenance. Each Unitholder agrees that a single capital account (each a "Capital Account") will be established and maintained for each Unitholder and will be credited, charged and otherwise adjusted as provided in this Article XII and as required by the Regulations promulgated under Section 704(b) of the Code (the "Section 704(b) Regulations"). The Capital Account of each Unitholder will be:

(a)   credited with (i) each Capital Contribution made by such Unitholder (net of any such Unitholder's liabilities assumed by the Company or to which contributed property is subject), (ii) such Unitholder's allocable share of Net Profits and other items of income and gain of the Company, including items of income and gain exempt from tax and (iii) all other items properly credited to the Capital Account of such Unitholder as required by the Section 704(b) Regulations; and

(b)   charged with (i) the amount of cash and the Book Value of any Company property (after proper adjustment to such Book Value as set forth in the definition of Book Value) distributed to such Unitholder (net of the amount of any Company liability assumed by such Unitholder or that is secured by such Company property distributed to such Unitholder), (ii) such Unitholder's allocable share of Net Losses and other items of loss and deduction of the Company and (iii) all other items properly charged to the Capital Account of such Unitholder as required by the Section 704(b) Regulations.

Section 12.2   Adjustments. The Unitholders intend to comply with the Section 704(b) Regulations in all respects, and to adjust their Capital Accounts to the full extent that the Section 704(b) Regulations may apply (including, without limitation, applying the concepts of the minimum gain chargebacks and qualified income offsets). To this end, each Unitholder agrees to make any Capital Account adjustment that-is necessary or appropriate to maintain equality between the aggregate Capital Accounts of the Unitholders and the amount of capital of the Company reflected on its balance sheet (as computed for book purposes), as long as such adjustments are consistent with the underlying economic arrangement of the Unitholders and are based, wherever practicable, on and consistent with federal tax accounting principles.

Section 12.3   Market Value Adjustments. Each Unitholder agrees to make appropriate adjustments to the Capital Account of such Unitholder-upon any Transfer of Units, including those that apply upon the constructive liquidation of the Company under Section 708(b)(1) of the Code or the liquidation of a Unitholder's Units, all in accordance with the Section 704(b) Regulations.

Section 12.4   Transfer. Each Unitholder- agrees that, if all or any part of its Units are transferred in accordance with this Agreement, except to the extent otherwise provided in the Section 704(b) Regulations, upon admission of the transferee as a

Unitholder, the Capital Account of the transferor that is attributable to the transferred Units will carry over to the transferee.

ARTICLE XIII.
ALLOCATION OF INCOME, GAIN, LOSS AND DEDUCTION

Section 13.1   Determination. Each Unitholder agrees that for each Fiscal Year, Net Profits and Net Losses, including items of income, gain, loss and deduction of the Company, will be determined based upon Book Values in accordance with federal income tax accounting principles consistently applied (including the Section 704(b) Regulations).

Section 13.2   Allocation of Net Profits and Net Losses. Except as otherwise provided in this Agreement, Net Profits and Net Losses and, to the extent necessary, individual items of income, gain, loss or deduction of the Company for any Fiscal Year or other period shall be allocated among the Unitholders in a manner such that the Capital Account balance of each such Unitholder as of the end of each such Fiscal Year or other period, immediately after making such allocation and after taking into account amounts specially allocated pursuant to Section 13.3, is equal, as nearly as possible, in the same proportionate amounts, to (a) the Distributions that would be made to such Unitholder pursuant to Section 14.1 or the amount which such Unitholder would be liable to the Company under the Act if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Values, all Company liabilities were satisfied (limited with respect to each non-recourse liability to the Book Value of the assets securing such liability), all outstanding unvested Units that are Profits Interests vested as a result of such sale and the net assets of the Company were distributed in accordance with Section 18.3(c) to the Unitholders immediately after making such allocation, minus (b) the sum of (i) such Unitholder's share of the Company's Minimum Gain and such Unitholder's Unitholder Minimum Gain and (ii) the amount, if any, which such Member is obligated to contribute to the capital of the Company as of the last day of such taxable year or other period.

Section 13.3   Special Rules. Notwithstanding the general allocation rules set forth in Section 13.2, the following special allocation rules shall apply under the circumstances described.

(a)   Deficit Capital Account and Nonrecourse Debt Rules.

(i)   Limitation on Loss Allocations. The Net Losses allocated to any Unitholder pursuant to Section 13.2 with respect to any Fiscal Year shall not exceed the maximum amount of Net Losses that can be so allocated without causing such Unitholder to have a deficit in its Adjusted Capital Account at the end of such Fiscal Year or other period. In the event that some but not all Unitholders would have deficits in their Adjusted Capital Accounts as a consequence of an allocation of Net Losses pursuant to Section 13.2, the limitation set forth in this Section 13.3(a) shall be applied on a Unitholder by Unitholder basis so as to allocate the maximum permissible Net Losses to each

Unitholder under Regulations Section 1.704-1(b)(2)(ii)(d). All Net Losses in excess of the limitation set forth in this Section 13.3(a)(i) shall be allocated to the Unitholders in the manner required by the Code and the Regulations.

(ii)   Qualified Income Offset. If in any Fiscal Year a Unitholder unexpectedly receives an adjustment, allocation or distribution described in sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Regulations, and such adjustment, allocation or distribution causes or increases a deficit in the Adjusted Capital Account for such Unitholder, then, before any other allocations are made under this Agreement or otherwise, such Unitholder shall be allocated items of income and gain (consisting of a pro rata portion of each item of income, including gross income and gain) in an amount and manner sufficient to eliminate such deficit in the Adjusted Capital Account as quickly as possible.

(iii)   Company Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during any Fiscal Year, each Unitholder shall be allocated items of income and gain for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) in proportion to, and to the extent of, an amount equal to the portion of such Unitholder's share of the net decrease in Company Minimum Gain during such Fiscal Year, subject to the exceptions set forth in sections 1.704-2(f)(2), (3) and (5) of the Regulations; provided that, if the Company has any discretion as to an exception set forth in section 1.704-2(f)(5), the Tax Matters Partner (with the consent of the other Unitholders) shall exercise such discretion on behalf of the Company. The Tax Matters Partner shall, if the application of this Section 13.3(a)(iii) would cause a distortion in the economic arrangement among the Unitholders, ask the Commissioner of the Internal Revenue Service to waive the Company Minimum Gain chargeback requirements pursuant to section 1.704-2(f)(4) of the Regulations. To the extent that this Section is inconsistent with section 1.704-2(f) or 1.704-2(k) of the Regulations or incomplete with respect to such sections of the Regulations, the Company Minimum Gain chargeback provided for herein shall be applied and interpreted in accordance with such sections of the Regulations.

(iv)   Unitholder Minimum Gain Chargeback. If there is a net decrease in Unitholder Minimum Gain during any Fiscal Year, each Unitholder shall be allocated items of income and gain for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) in proportion to, and to the extent of, an amount equal to such Unitholder's share of the net decrease in Unitholder Minimum Gain during such Fiscal Year, subject to the exceptions set forth in sections 1.704-2(f)(2), (3), and (5) of the Regulations as referenced by section 1.704-2(i)(4) of the Regulations. The Tax Matters Partner shall, if the application of this Section 13.3(a)(iv) would cause a distortion in the economic arrangement among the Unitholders, ask the Commissioner of the Internal Revenue Service to waive the Unitholder Minimum Gain chargeback requirement pursuant to section 1.704-2(i)(4) of the Regulations. To the extent that this Section 13.3(a)(iv) is inconsistent with sections 1.704-2(i)(4) or 1.704-2(k) of the Regulations or incomplete with respect to such sections of the Regulations, the Unitholder Minimum Gain chargeback provided for herein shall be applied and interpreted in accordance with such sections of the Regulations.

(v)   Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year shall be allocated among the Unitholders, pro rata, in proportion to the Unitholders' holdings of Units for such Fiscal Year.

(vi)   Unitholder   Nonrecourse   Deductions.   Unitholder Nonrecourse Deductions for any Fiscal Year shall be allocated among the Unitholders in accordance with the ratios in which the Unitholders share the economic risk of loss for the Unitholder Nonrecourse Debt that gave rise to those deductions as determined under section 1.752-2 of the Regulations. This allocation is intended to comply with the requirements of section 1.704-2(i) of the Regulations and shall be interpreted and applied consistent therewith.

(vii)   Limited Effect and Interpretation. The special rules set forth in Sections 13.3(a)(i)-(vi) (the "**Regulatory Allocations**") are intended to comply with the requirements of sections 1.704-1(b), 1.704-2 and 1.752-1 through 1.752-5 of the Regulations and shall be interpreted and applied consistently therewith.

(viii)   Curative Allocations. The Regulatory Allocations may not be consistent with the manner in which the Unitholders intend to divide the Net Profits, Net Losses and similar items. Accordingly, the Board shall allocate Net Profits, Net Losses and other items among the Unitholders in a manner consistent with section 1.704-1(b) and 1.704-2 of the Regulations so as to negate as rapidly as possible any deviation from the manner in which Net Profits, Net Losses and other items are intended to be allocated among the Unitholders pursuant to Section 13.2 that is caused by the Regulatory Allocations to the extent not inconsistent therewith. In exercising its discretion under this Section 13.3(a)(ix), the Board shall take into account future Regulatory Allocations under Sections 13.3(a)(iii) and (iv) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 13.3(a)(v) and (vi).

(ix)   Change in Regulations. If the Regulations incorporating the Regulatory Allocations are hereafter changed or if new Regulations are hereafter adopted, and such changed or new Regulations make it necessary to revise the Regulatory Allocations or provide further special allocation rules in order to avoid a significant risk that a material portion of any allocation set forth in this Article XIII would not be respected for federal income tax purposes, the Unitholders shall make such reasonable amendments to this Agreement as are necessary or desirable, taking into account the interests of the Unitholders as a whole and all other relevant factors, to avoid or reduce significantly such risk to the extent possible without materially changing the amounts allocable and distributable to any Unitholder pursuant to this Agreement.

(b) <u>Change in Unitholder's Interests.</u> If there is a change in any Unitholder's share of the Net Profits, Net Losses or other items of the Company during any Fiscal Year, allocations among the Unitholders shall be made in accordance with their interests in the Company from time to time during such Fiscal Year in accordance with section 706 of the Code, using the closing-of-the-books method, except that Depreciation, amortization and similar items shall be deemed to accrue ratably on a daily basis over the entire Fiscal Year during which the corresponding asset is owned by the Company if such asset is placed in service prior to or during the Fiscal Year.

(c) <u>Special Consideration of Sale and Buyback.</u> Except as otherwise prohibited by law, every 5 years after the date of commercial operation of the solar array, the entire business will be offered for sale to the Columbus House, or a third-party subject to approval by the management team and Columbus House, through a special consideration of sale, or buyback offering. The terms of the buyback or special consideration sale would be negotiated in the best interest of Unitholders and the Columbus House, and may trigger a special voting obligation among non-voting Member Unitholders, at the discretion of and as determined by the Founders Unitholders. A sale may trigger a liquidity event that would result in a balloon payment of the investor's principal plus any excess returns negotiated into the sale agreement. Managers would negotiate a return to Member Unitholders that would be targeted at no less than 5% rate of return on each equity holder's principal, subject to economic circumstances and sufficient due diligence by the Managers on behalf of all Members. Such a liquidity event would only occur if the sale is agreed to by the Columbus House, and if it furthers their mission as determined by the Managers and Columbus House through mutual agreement.

Section 13.4   Tax Allocations.

(a)   In General. Except as set forth in Section 13.3, allocations for tax purposes of items of income, gain, loss and deduction, and credits and basis therefor, shall be made in the same manner as allocations for book purposes as set forth in Section 13.2. Allocations pursuant to this Section 13.4 are solely for purposes of federal, state and local income taxes and shall not affect, or in any way be taken into account in computing, any Unitholder's Capital Account or share of Net Profits, Net Losses, other items or distributions pursuant to any provision of this Agreement.

(b)   Special Rules.

(i)   Elimination of Book/Tax Disparities. In determining a Unitholder's allocable share of the Company's taxable income, the Unitholder's allocable share of each item of Net Profits and Net Losses shall be properly adjusted to reflect the difference between such Unitholder's share of the adjusted tax basis and the Book Value of the Company's assets used in determining such item. With respect to depreciation, in determining the taxable income allocable to such Unitholder, Net Profits and Net Losses allocable to such Unitholder shall be adjusted by eliminating Depreciation allocable to such Unitholder and substituting therefor tax depreciation allocable to such Unitholder determined by reference to such Unitholder's share of the tax basis of the Company's assets. This provision is intended to comply with the requirements of section 704(c) of the Code and section 1.704-1(b)(2)(iv)(f) of the Regulations and shall be interpreted and applied consistently therewith.

(ii)   Allocation of Items Among Unitholders. Except as otherwise provided in Section 13.3(a), each item of income, gain, loss and deduction and all other items governed by section 702(a) of the Code shall be allocated among the Unitholders in proportion to the allocation of Net Profits and Net Losses set forth in Section 13.2, provided that any gain recognized from any disposition of a Company asset that is treated as ordinary income because it is attributable to the recapture of any depreciation or amortization shall be allocated among the Unitholders in the same ratio as the prior allocations of Net Profits, Net Losses or other items that included such depreciation or amortization, but not in excess of the gain otherwise allocable to each Unitholder.

(iii)   Tax Credits. All foreign tax credits of the Company for a fiscal year (or portion thereof, if appropriate) shall be allocated among the Unitholders in the same proportion as the net income and gains of the Company that were subject to the foreign taxes that gave rise to such credits. All other items of federal income tax credit and items of tax credit recapture shall be allocated among the Unitholders in accordance with the Unitholders' Interests in the Company as of the time the tax credit or credit recapture arises, as provided in Section 1.704-1(b)(4)(ii) of the Regulations. Tax credits may be claimed at the discretion of the Managers, and may necessitate a sale of the Company either in full or in part to be claimed, monetized and realized in any material form for Unitholders.

(c)   Conformity of Reporting. The Unitholders are aware of the income tax consequences of the allocations made by this Section 13.4 and hereby agree to be bound by the provisions of this Section 13.4 in reporting their share of the Company's profits, gains, income, losses, deductions, credits and other items for income tax purposes.

ARTICLE XIV.
DISTRIBUTIONS

Section 14.1   Distributions. Except as otherwise set forth in this Agreement, the Board of Managers may, at their election, cause the Company to distribute the Available Cash (subject to any restrictions imposed by, and after payment of any amounts due under, loan agreements or notes (including loans from Unitholders) to which the Company is subject), and any such Distribution shall be made as follows:

(a)   First, to the Unitholders in an amount equal to, and to each Unitholder pro rata in proportion to their share of, their Adjusted Capital; and

(b)   Second, to the Unitholders in proportion to the Units held by each such Unitholder on the date of the Distribution; provided, however, that any holder of a Profits Interest Unit shall only be entitled to Distributions with respect to such Profits Interest Unit as to such holder's applicable share of the excess, if any, of any Distributions remaining after the holders of Units other than Profits Interest Units and the holders of Profits Interest Units with lower Participation Thresholds have received cumulative Distributions with respect to their Units equal to the respective Participation Threshold per Unit associated with such Profits Interest Units during the period commencing with the date of the issuance of each Profits Interest Unit through the date of Distribution. Notwithstanding anything to the contrary in this Section 14.1, until such time as any Profits Interest Unit has fully vested (1) the amount distributed with respect to such Profits Interest Unit shall not exceed the Distributions which the Company is obligated to distribute pursuant to Section 14.4 with respect to such Profits Interest Unit; (2) any amounts not distributed with respect to such unvested Profits Interest Unit because of (1) above shall be retained by the Company and shall be distributed to the holder of such Profits Interest Unit as such unvested Profits Interest Unit becomes vested; and (3) in the event such unvested Profits Interest Unit can no longer vest, (i) such unvested Profits Interest Unit shall be forfeited, (ii) such holder of such Profits Interest Unit shall forfeit any amounts retained by the Company pursuant to (2) above that are attributable to such forfeited unvested Profits Interest Unit, and (iii) amounts retained by the Company under (2) above with respect to such forfeited unvested Profits Interest Unit shall be distributed in accordance with the provisions of Article XIV but not with respect to such forfeited unvested Profits Interest Unit.

Section 14.2   **Withholding.**

(a)   If required by the Code or by State or local law, the Company will withhold any required amount from Distributions to a Unitholder for payment to the appropriate taxing authority. Any amount so withheld from a Unitholder will be treated as a Distribution by the Company to such Unitholder. Each Unitholder agrees to timely file any document that is required by any taxing authority in order to avoid or reduce any withholding obligation that would otherwise be imposed on the Company.

(b)   To the extent any amount is required to be withheld with respect to a Unitholder and paid over to an appropriate taxing authority and such amount is in excess of the amounts distributed to such Unitholder in respect of such withholding, the amounts paid to the taxing authority in respect of such withholding shall be treated as a Distribution to such Unitholder and a corresponding Distribution shall be made to each other Unitholder in proportion to the number of Units registered on the Company's books in such Unitholder's name. To the extent that cash is not available to make any of the Distributions required under this Section 14.2(b), such Distribution shall be delayed and paid out of the next Available Cash.

Section 14.3   Offset. The Company may offset all amounts owing to the Company by a holder of Units against any Distribution to be made to such holder.

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Section 14.4   Tax Distributions. Notwithstanding Section 14.1, within five (5) Business Days before the due date of each individual quarterly federal estimated tax payment for any Fiscal Year and on April 1 of the following Fiscal Year (or the next Business Day thereafter), the Company may, at the discretion of the Board of Managers, distribute to each Unitholder an amount in cash of Available Cash, if any, equal to the excess of (x) such Unitholder's share of net taxable income (excluding guaranteed payments under Code Section 707(c), amounts allocated or allocable to any Unitholder under Code Section 704(c)(1)(A), and allocations treated as made under Code Section 704(c) on account of asset revaluation), (which (A) for any distribution with respect to the first three quarterly federal estimated tax payments shall be calculated through the end of the month immediately preceding the month of such estimated tax payment due date and (B) for any distribution with respect to the fourth quarterly estimated tax payment shall include an estimate of net taxable income (excluding guaranteed payments under Code Section 707(c), amounts allocated or allocable to any Unitholder under Code Section 704(c)(1)(A), and allocations treated as made under Code Section 704(c) on account of asset revaluation), to be earned through the end of such Fiscal Year) for such (or in the case of any distribution scheduled to be made on April 1 (or the next Business Day thereafter), with respect to the preceding) Fiscal Year multiplied by the Assumed Tax Rate over (y) the sum of the Distributions to such Unitholder for such (or in the case of any distribution scheduled to be made on April 1 (or the next Business Day thereafter), the preceding) Fiscal Year. Any Distribution to a Unitholder pursuant to this Section 14.4 shall be taken into account in determining Distributions to Unitholders pursuant to Section 14.1 such that, if possible, the economic consequences to such Unitholders of Distributions pursuant to Section 14.1 would be unaffected by the application of this Section 14.4. Upon liquidation of the Company, each Unitholder shall be obligated to restore to the Company out of immediately available funds, any distributions under this Section 14.4 that have not been recouped under the immediately previous sentence for distribution to the other Unitholders. No Distributions shall be made under this Section 14.4 in the Fiscal Year of a Sale Event or the Fiscal Year of the Company's Liquidation (including the dissolution of the Company or the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(iii)(g)) or any Fiscal Year thereafter.

Section 14.5   Sale Distributions. The Company shall promptly make a Distribution of any proceeds received by the Company from a Sale Event, net of all related expenses, taxes, liabilities and other obligations incurred, or required to be satisfied, in connection with such disposition including, without limitation, any indebtedness secured by, or repaid with the sale proceeds from, relevant assets and after deducting an amount for any working capital requirements as approved by the Board, in accordance with and in the priorities set forth in Section 14.1.

Section 14.6   Limitation Upon Distributions. Notwithstanding any other provision contained herein to the contrary, no Distributions may be declared and made if, after giving effect to such Distributions, any of the following would occur: (i) the Company would not be able to pay its debts as they become due in the usual course of business; (ii) the Company's total assets would be less than its total liabilities; or (iii) such Distribution would otherwise be in violation of the LLCA.

ARTICLE XV.
INDEMNIFICATION

Section 15.1   Indemnification.   Each Manager and officer (each, an "**Indemnified Party**") shall, in accordance with this Article XV, be indemnified and held harmless by the Company to the fullest extent permitted by then-current law from and against any and all losses, claims, damages, liabilities, expenses (including legal and other professional fees and disbursements), judgments, fines, settlements, and other amounts (collectively, the "**Indemnification Obligations**") arising from any and all claims, demands, actions, suits or proceedings (civil, criminal, administrative or investigative), actual or threatened, in which such Indemnified Party may be involved, as a party or otherwise, by reason of such Indemnified Party's service to, or on behalf of, or management of the affairs of, the Company, or rendering of advice or consultation with respect thereto, or which relate to the Company, its properties, business or affairs, whether or not the Indemnified Party continues to be a Manager or officer at the time any such Indemnification Obligation is paid or incurred. The Company shall also indemnify and hold harmless any Indemnified Party from and against any Indemnification Obligation suffered or sustained by such Indemnified Party by reason of any action or inaction of any employee, broker or other agent of such Indemnified Party, provided, that such employee, broker or agent was selected, engaged or retained by such Indemnified Party with reasonable care. The termination of a proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that such Indemnification Obligation resulted from the gross negligence, willful misconduct or bad faith of such Indemnified Party. Expenses (including legal and other professional fees and disbursements) incurred in any proceeding will be paid by the Company, as incurred, in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified by the Company as authorized hereunder.

Section 15.2   Indemnification Not Exclusive.   The indemnification provided by this Article XV shall not be deemed to be exclusive of any other rights to which each Indemnified Party may be entitled under any agreement, or as a matter of law, or otherwise, both as to action in such Indemnified Party's official capacity and to action in another capacity, and shall continue as to such Indemnified Party who has ceased to have an official capacity for acts or omissions during such official capacity or otherwise when acting at the request of the Board of Managers, or any Person granted authority thereby, and shall inure to the benefit of the heirs, successors and administrators of such Indemnified Party.

Section 15.3   Insurance on Behalf of Indemnified Party.   The Board of Managers shall have the power but not the obligation to purchase and maintain insurance on behalf of each Indemnified Party, at the expense of the Company, against any liability that may be asserted against or incurred by him or her in any such capacity, whether or not the Company would have the power to indemnify the Indemnified Parties against such liability under the provisions of this Agreement.

Section 15.4   Indemnification Limited by Law. Notwithstanding any of the foregoing to the contrary, the provisions of this Article XV shall not be construed so as to provide for the indemnification of an Indemnified Party for any liability to the extent (but only to the extent) that such indemnification would be in violation of applicable law or that such liability may not be waived, modified or limited under applicable law, but shall be construed as to effectuate the provisions of this Article XV to the fullest extent permitted by law.

Section 15.5   Repeal or Modification; Indemnified Parties as Third Party Beneficiaries. No repeal or modification of this Article XV shall adversely affect any right of an Indemnified Party existing hereunder at the time of such repeal or modification. Notwithstanding Section 23.21, each Indemnified Party shall be deemed a third party beneficiary of the provisions of this Article XV.

ARTICLE XVI.
ACCOUNTING PROVISIONS

Section 16.1   Fiscal Year. For income tax and financial accounting purposes, the Fiscal Year of the Company will end on December 31 of each year (unless otherwise required by the Code).

Section 16.2   Accounting Method. For income tax and financial accounting purposes, the Company will use the cash method of accounting until such time as a majority of the Board agrees to change the method of accounting.

ARTICLE XVII.
DISSOLUTION

Section 17.1   Dissolution. Dissolution of the Company will occur upon the happening of any of the following events: (i) the affirmative vote of Members holding of record Units representing at least two-thirds (⅔) of the votes entitled to be cast by all outstanding Units; and (ii) upon the sale of all or substantially all of the Company's assets.

ARTICLE XVIII.
LIQUIDATION

Section 18.1   Liquidation. Upon Dissolution of the Company, the Company will immediately proceed to wind up its affairs and liquidate. The Liquidation of the Company will be accomplished in a businesslike manner by such Person or Persons designated by the Board of Managers, which Person(s) shall be entitled to reasonable compensation therefore as determined by the Board of Managers. A reasonable time will be allowed for the orderly Liquidation of the Company and the discharge of liabilities to creditors so as to enable the Company to minimize any losses attendant upon Liquidation. Any gain or loss on disposition of any Company assets in Liquidation will be allocated among the Unitholders and credited or charged to Capital Accounts in accordance with the provisions of this Agreement. Until the filing of a Certificate of Cancellation under Section 18.6 and without affecting the liability of Unitholders and without imposing liability on the liquidating trustee, the Person or Persons conducting the liquidation may settle and close the Company's business, prosecute and defend suits, dispose of its property, discharge or make provision for its liabilities, and make Distributions in accordance with the priorities set forth in Section 18.3.

Section 18.2   Tax Termination. In addition to termination of the Company following its Dissolution, a termination of the Company will occur for federal income tax purposes on the date the Company is terminated under Section 708(b)(1) of the Code. Under current law, events causing such a termination include the sale or exchange of fifty percent (50%) or more of the total interest in the capital and profits of the Company within a 12-month period.   Upon the occurrence of a termination under Section 708(b)(1) of the Code, a constructive liquidation and constructive reformation of the Company as a tax partnership will be deemed to occur for federal income tax purposes. All adjustments and computations will be made under this Agreement as if the constructive transactions had actually occurred, and the Capital Accounts of the Unitholders in such new tax partnership will be determined and maintained in accordance with the Section 704(b) Regulations.

Section 18.3   Priority of Payment. The assets of the Company will be distributed in Liquidation in the following order:

(a)   first, to creditors, including Unitholders who are creditors, by the payment or provision for payment of the debts and liabilities of the Company and the expenses of Liquidation;

(b)   second, to the setting up of any reserves that are reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company; and

(c)   third, to the Unitholders as set forth in Section 14.1 (the "Final Distribution"), provided, however, immediately prior to the Final Distribution, the Capital Account balances of the Members shall be adjusted, taking into account all contributions, distributions, and allocable items for the Fiscal Year of the Final Distribution and all other accounting periods of the Company, such that the Capital Account of each Member prior to the Final Distribution equals (to the fullest extent possible) the distribution to be received by such Member pursuant to the Final Distribution.

Section 18.4   Timing. Final Distributions in Liquidation (except in the case of a constructive Liquidation under Section 18.2) will be made by the end of the Company's Fiscal Year in which such actual Liquidation occurs (or, if later, within ninety

(90) days after such event). Payments of Distributions in Liquidation may be made to a liquidating trust established by the Company for the benefit of those entitled to payments under Section 18.3 in any manner consistent with this Agreement and the Section 704(b) Regulations.

Section 18.5   Liquidating Reports. A report will be submitted with each liquidating Distribution to the Unitholders, showing the collections, disbursements and Distributions during the period that is subsequent to any previous report. A final report, showing cumulative collections, disbursements and Distributions, will be submitted upon completion of the liquidation process.

Section 18.6   Certificate of Cancellation. Within ninety (90) days following the Dissolution of the Company and the commencement of winding up of its business, or at any other time there are no Unitholders, the Company will file a Certificate of Cancellation with the Secretary of the State of the State of Connecticut pursuant to the LLCA. At such time, the Company will also file an application for withdrawal of its certificate of authority in any jurisdiction where it is then qualified to do business.

ARTICLE XIX.
TRANSFER RESTRICTIONS

Section 19.1   Restrictions on Transfer of Units. No Person shall directly or indirectly Transfer any Unit or any interest therein except as may be expressly permitted by this Agreement.

(a)   Subject to the limitations set forth in Section 19.1(b), any Member may Transfer any Unit or any interest therein:

(i)   by any Member that is a natural person pursuant to a Transfer to a trust for the benefit of one or members of the Member's immediate family, provided, however, that such Transferees must agree to be bound by the provisions of this Agreement;

(ii)   by any Member that is a natural person pursuant to a Transfer approved by the Board of Managers;

(iii)   by any Member that is a corporation, limited liability company, limited partnership or similar entity to an Affiliate of such entity or pursuant to a Transfer approved by the Board of Managers; and

(iv)   by any Member that is a trust pursuant to a Transfer approved by the Board of Managers (a transfer of the type referred to in clauses (i) through (iv) above hereinafter referred to as a "Permitted Transfer").

(b)   Notwithstanding anything else to the contrary contained in this Agreement, no Unit or any interest therein may be Transferred to a transferee who is not already a Member unless the transferee executes and delivers to the Board of

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Managers an instrument pursuant to which it agrees to be bound by the terms of this Agreement. No Transfer of a Unit, or Transfer of an indirect interest in the Company, or any portion of either thereof, shall be made if such Transfer, or the transferee's, as the case may be, ownership of such Unit or indirect interest in the Company, would:

    (i) result by itself, or in combination with any other previous Transfers, in the termination of the Company as a partnership for federal income tax purposes;

    (ii) result in the violation of the Securities Act or any other applicable federal or state laws;

    (iii) be a violation of or a default (or an event that, with notice or the lapse of time or both, would constitute a default) under, or result in an acceleration of any indebtedness under, any note, mortgage, loan agreement or similar instrument or document to which the Company is a party;

    (iv) result in or create a "prohibited transaction" or cause the Company or a Member to be or become a "party in interest," as such terms are defined in section 3(3) of ERISA, or a "disqualified person," as defined in section 4975 of the Code, with respect to any "plan," as defined in section 3(14) of ERISA and/or section 4975 of the Code; or result in or cause the Company or any Member to be liable for tax under Chapter 42 of the Code;

    (v) be a Transfer to an individual who is not legally competent or who has not achieved his or her majority under the law of the state (excluding trusts for the benefit of minors);

    (vi) cause the Company or any Member (other than the transferee) to be subject to any excise tax pursuant to Chapter 42A of Subtitle D of the Code; or

    (vii) be a Transfer to a "tax-exempt entity" or a "tax-exempt controlled entity" within the meaning of sections 168(h)(2) and 168(h)(6)(F)(ii), respectively, of the Code.

The Company shall not transfer on its books any Unit or issue any certificate or other document representing a Unit or any interest in the Company unless there has been compliance with all of the material conditions hereof affecting the Units and any such attempted Transfer in violation of this Agreement shall be void and of no effect.

Section 19.2 Right of First Offer.

    (a) Except for a Permitted Transfer, if any Unitholder intends to Transfer one or more of the Units (the "**ROFO Units**") held of record by such Unitholder to another Person, such holder (the "**ROFO Holder**") shall give written notice to the Company offering such ROFO Units for sale to the Company (the "**Offer Notice**"). The

Company and the ROFO Holder shall have sixty (60) days from the date of the Offer Notice in which to negotiate a purchase price for the ROFO Unit(s) in good faith. If a purchase price cannot be negotiated within such sixty (60) day period, the value of any ROFO Unit will be equal to the amount that would be received with respect to such ROFO Unit if all the tangible and intangible assets of the Company were sold for the gross Fair Market Value set forth in the Certificate of Value, or if no Certificate of Value is in effect, then the value set forth in the Company Value (as defined under Section 21.5), the Company paid its accrued, but unpaid, liabilities and established reserves pursuant to Section 18.3 for the payment of reasonably anticipated contingent or unknown liabilities, and the Company distributed the remaining proceeds to the Unitholders under Section 18.3, provided that, in determining such value of such ROFO Unit, no reserve for contingent or unknown liabilities shall be taken into account if such Unitholder (or his successor in interest) agrees to indemnify the Company and all other Unitholders for that portion of any such reserve as would be treated as having been withheld pursuant to Section 18.3 from the Distribution such Unitholder would have received pursuant to Section 18.3 if no such reserve were established. The ROFO Holder shall have the obligation to sell the ROFO Units to the Company. For the purposes of this Agreement, the valuation and sale process with respect to ROFO Units set forth in this **Article XIX** shall be referred to as the "**ROFO Process**".

(b)   For the purposes of this **Article XIX**, "**Purchase Transaction**" shall mean the closing for any purchase of the ROFO Units by the Company pursuant to this **Article XIX**, which shall be held at 10:00 a.m. (local time) at the offices of the Company on the thirtieth (30th) day following the date the value determination of the ROFO Units is made or at such other time and place as the parties shall agree. All purchases of ROFO Units pursuant to this Section 19.2 shall be governed by, and performed pursuant to, Articles XXI and XXII below. At the Purchase Transaction, the ROFO Holder shall deliver certificates, if any, representing the ROFO Units being Transferred, free and clear of all liens, charges and encumbrances and properly endorsed for Transfer.

(c)   The ROFO Holder may sell any of its ROFO Units that were not purchased in the ROFO Process only after offering the ROFO Units pursuant to the rights of first refusal set forth in Section 19.3. The ROFO Holder may terminate the ROFO Process at any time by delivering written notice to the Company. If the ROFO Process is terminated, the ROFO Holder's ROFO Units shall again be subject to the restrictions contained in this Agreement, including this Section 19.2.

Section 19.3   First Refusal Rights.

(a)   The right of first refusal set forth in this Section 19.3 may not be applied with respect to any Units until the ROFO Process has been completed.

(b)   Except for a Permitted Transfer, if any Unitholder shall receive a bona fide offer that such Unitholder intends to pursue (the "**Offer**") for the sale of one or more of the Founders Units Non-Voting Member_Units (the "**ROFR Units**") held of record by such holder to another party (the "**Outside Party**"), such holder (the "**Offering**

Holder") shall have the terms and conditions of the Offer reduced to writing, which writing shall specify (i) the number and type of ROFR Units to be sold by the Offering Holder, (ii) the name and address of the person or entity who has offered to purchase such ROFR Units, (iii) the per ROFR Unit purchase price, and (iv) the other material terms and conditions of the Offer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof, and such Offering Holder shall give written notice of the Offer to the Company (the "**Company Option Notice**"), together with a copy of the Offer.

(c)   Upon the giving of the Company Option Notice, the Company shall have the right, but not the obligation (the "**Company Right**"), to purchase, on the terms and subject to the conditions specified in the Offer, all (but not less than all) of the ROFR Units covered by the Company Option Notice. Within thirty (30) days after the date of the Company Option Notice, the Company shall notify the Offering Holder (the "**Company Exercise Notice**") whether it intends to exercise the Company Right. Failure to deliver the Company Exercise Notice within such period shall constitute a waiver of the Company Right. The Company may assign the Company Right, in whole or in part, to one or more third parties or Members.

(d)   The Offering Holder shall have the obligation to sell to the Company or its assignee the ROFR Units, on the terms and subject to the conditions specified in the Offer, in the event that the Company Right is exercised.

(e)   The closing for any purchase of ROFR Units by the Company pursuant to this Section 19.3 shall be held at 10:00 a.m. (local time) at the offices of the Company on the forty-fifth (45th) day after the date of the Company Option Notice or at such other time and place as the parties shall agree. At the closing, the Company and/or its assignee, as the case may be, shall pay for the ROFR Units in accordance with the terms of the Offer. The Offering Holder shall deliver certificates representing the ROFR Units being Transferred, free and clear of all liens, charges and encumbrances and properly endorsed for Transfer. Upon the closing of any purchase of any ROFR Units by the Company, such ROFR Units purchased by the Company shall be retired and all voting and other rights attached thereto shall be cancelled.

(f)   In the event that the Company does not exercise the Company Right, the Offering Holder shall deliver, promptly upon expiration of the Company Right, a written notice to each other Member (the "**Member Option Notice**") reiterating the information required to be included in the Company Option Notice.

(g)   Each other Member shall then have the right, but not the obligation (the "**Member Right**"), to purchase, on the terms and subject to the conditions specified in the Offer, all (but not less than all) of the ROFR Units covered by the Member Option Notice. Within thirty (30) days after the date of the Member Option Notice, each other Member shall notify the Offering Holder (each, a "**Member Exercise Notice**") whether it intends to exercise the Member Right. The failure of any other Member to deliver the Member Exercise Notice within such period shall constitute such Member's waiver of the Member Right. If more than one other Member delivers a Member Exercise Notice indicating that it intends to exercise the Member Right, each such Member (each, a **"Purchasing Member"** and, collectively, the **"Purchasing Members"**) shall be allocated its Pro Rata Portion of the ROFR Units, unless another distribution method is agreed to by the Purchasing Members.

(h)   The Offering Holder shall have the obligation to sell to each Purchasing Member, on the terms and subject to the conditions specified in the Offer, the number of ROFR Units calculated in accordance with paragraph (f) above in the event that one of more Purchasing Members exercise the Member Right.

(i)   The closing for any purchase of ROFR Units by the Purchasing Member(s) pursuant to this Section 19.3 shall be held at 10:00 a.m. (local time) at the offices of the Company on the forty-fifth (45th) day after the date of the Member Option Notice or at such other time and place as the parties shall agree. At the closing, each Purchasing Member shall pay for the ROFR Units purchasable by such Purchasing Member in accordance with the terms of the Offer. The Offering Holder shall deliver certificates representing the ROFR Units being Transferred, free and clear of all liens, charges and encumbrances and properly endorsed for Transfer.

(j)   In the event that neither the Company Right nor the Member Right is exercised, the Offering Holder may sell the ROFR Units to the Outside Party on terms not more favorable to such Outside Party than those contained in the Offer within sixty (60) days after the giving of the Member Option Notice. In the event that such terms are more favorable or if such sale to the Outside Party is not consummated within such time period, the ROFR Units shall again be subject to the restrictions contained in this Agreement, including the restrictions set forth in Sections 19.2 and 19.3.

For the avoidance of doubt, this Section 19.3 shall not apply to Series A Units.

Section 19.4   Right to Compel Sale.

(a)   If the holders of at least two-thirds (⅔) of the outstanding Founders Units (the **"Initiating Unitholders"**) propose to enter into a Sale Event, then such Unitholders may require all other Unitholders (the **"Other Unitholders"**) to (i) vote all such Units then owned by such Unitholder at any regular or special meeting of the Unitholders (or written consent in lieu of a meeting) in favor of such Sale Event, (ii) waive any and all dissenters', appraisal or similar rights with respect to such Sale Event and (iii) if the Sale Event is structured as a sale of all of the outstanding Units of the Company by the Unitholders, sell all of their Units owned by them (the **"Designated Units"**) to the third party in accordance with the terms and conditions of such Sale Event. Any Sale Event approved pursuant to this Section 19.4(a) may hereinafter be referred to as an **"Approved Transaction."**

(b)   The Initiating Unitholders shall send written notice of the exercise of such rights pursuant to this Section 19.4 to the Other Unitholders, setting forth the Consideration to be paid by the third party and the other terms and conditions of such transaction. In the event that the Approved Transaction is structured as a sale of all of the outstanding Units of the Company, within fourteen (14) days following the date of the delivery of the notice, the Other Unitholders shall deliver to the Initiating Unitholders certificates representing the Designated Units, if previously issued, held by them duly endorsed, together with all other transfer documents reasonably required to be executed in connection with such transaction. In the event that any Other Unitholder should fail to deliver such certificates to the Initiating Unitholders, the Company shall cause the books and records of the Company to show that such Designated Units are bound by the provisions of this Section 19.4 and that such Designated Units shall be transferred only to the third party upon surrender for transfer by the holder thereof. If, within ninety (90) days after the Initiating Unitholders gives such notice, the sale of all of the Other Unitholder's Designated Units in accordance herewith has not been completed, the Initiating Unitholders shall return to the Other Unitholders all certificates representing the Designated Units delivered for sale, and all the restrictions on sale or other disposition contained in the Agreement with respect to Units owned by the Initiating Unitholders shall again be in effect. Simultaneously with the consummation of the Sale Event pursuant to this Section 19.4, the Initiating Unitholders shall notify the Other Unitholders of the consummation of the Sale Event, shall cause the purchaser(s) to remit directly to the Other Unitholders the total sales price due to the Other Unitholders pursuant thereto and shall furnish such other evidence of the completion and time of completion of such sale or other disposition and the terms thereof as may be reasonably requested by the Other Unitholders.

(c)   As security for each Unitholder's obligations hereunder, each Unitholder hereby: (i) grants to the Chief Executive Officer of the Company at the time of any Approved Transaction, with full power of substitution and resubstitution, an irrevocable proxy, coupled with an interest, to vote all Designated Units at all meetings of the Unitholders held or taken after the date of this Agreement with respect to any matter relating to an Approved Transaction; and (ii) irrevocably appoints such Chief Executive Officer as such Unitholder's attorney-in-fact with authority to execute and deliver any agreements, instruments or other documents to be executed and delivered in connection with the consummation of such Approved Transaction.

(d)   With respect to the Approved Transaction, the Other Unitholders shall not be required to make any representations, warranties or covenants, or receive a lower purchase price, than are made or received by the Initiating Unitholders. If the terms of the preceding sentence are not met, the Other Unitholders shall not be required to participate in the Approved Transaction.

Section 19.5   No Member Rights. No Unitholder has the right or power to confer upon any transferee the attributes of a Member in the Company and no transferee of Units shall be admitted as a Member except as agreed to by the Board of Managers on behalf of the Company.

Section 19.6   Transferee Rights. Any transferee of Units who is not admitted as a Member in accordance with this Agreement (an "**Assignee**") has no right (a) to participate or interfere in the management or administration of the Company's business or affairs or (b) to vote or agree on any matter affecting the Company or any Member. The only rights of an Assignee are to receive the Distributions to which the transferor would otherwise be entitled (to the extent of the Units transferred). However, each Assignee will be subject to all of the obligations, restrictions and other terms contained in this Agreement as if such transferee were a Member. To the extent of any Units Transferred, the Transferring Member shall not possess any right or power as a Member or under the terms of this Agreement and may not exercise any such right or power directly or indirectly on behalf of the transferee.

Section 19.7   Effect of Transfer. Any Unitholder that makes a Transfer of all of the Units held of record by such Unitholder will be treated as resigning from any and all positions with the Company. Any Unitholder/Member that makes a Transfer of part (but not all) of its Units will continue as a Unitholder/Member (with respect to the interest retained), and such partial Transfer will not constitute a withdrawal of such Unitholder/Member. The admission of a transferee shall not release the Transferring Unitholder from any liability with respect to the Transferred Units (or otherwise) that may have existed prior to the Transfer, unless a written release to such effect is executed by the Company (or such other party who might have a claim against the Transferring Unitholder with respected to the Transferred Units.

Section 19.8   Secured Party. The pledge or hypothecation of, or the granting of any security interest in, or other lien or encumbrance against, the Units by any Person shall be made only in accordance with this Agreement and will not cause a withdrawal of such Member from the Company. In no event will the Company have any liability or obligation to any Person by reason of the Company's payment of a Distribution to any secured party as long as the Company makes such payment in reliance upon written instructions from the holder of record on whose behalf such Distributions are payable. Any secured party will be entitled, with respect to the security interest granted, only to the Distributions to which the holder of record granting the security interest is entitled under this Agreement, and only if, as and when such Distribution is made by the Company. Upon any foreclosure or other Transfer in lieu of foreclosure of the Units to any secured party, the Transfer will be subject to the other provisions of this Agreement.

Section 19.9   Conversion to "C" Corporation. If Members holding of record Units representing at least a majority of the votes entitled to be cast by all outstanding Units propose to enter into a transaction pursuant to which the Company would be converted into, or otherwise be taxable as, a "C" corporation, then such Members may require all other Members to (i) vote all Units then owned by such Member at any regular or special meeting of the Members (or written consent in lieu of a meeting) in favor of such transaction, (ii) waive any and all dissenters', appraisal or similar rights with respect to such transaction and (iii) if such transaction is structured as an exchange of all of the outstanding Units of the Company by the Members for Units of capital stock in the "C" corporation, exchange all of their Units owned by them in accordance with the terms and conditions of such transaction. In connection with any such transaction, (a) the capital structure of the "C" corporation shall be implemented so as to provide each

Member with capital stock having rights and privileges substantially the same as such Member's Units in the Company and (b) each Member shall be required to enter into a stockholders agreement containing rights and obligations substantially the same as those contained in this Article XIX.

ARTICLE XX.
CERTAIN REDEMPTION AND/OR PURCHASE EVENTS.

Section 20.1   General; Terms of Purchases. Sections 20.2, through 20.8 shall specifically not apply to any Founders Units held by a Unitholder. All purchases of Units pursuant to this Article XX shall be governed by, and performed pursuant to, Articles XXI and XXII below. For purposes of Article XX, XXI and XXII, an "employee" and "employment" shall include any Unitholder that provides services to the Company and/or receives guaranteed payments or an equivalent payment.

Section 20.2   Purchase Option Upon Resignation. If a Unitholder that is an employee or officer of the Company shall resign and cease to be an employee or officer of the Company, the Company shall have the option to purchase such Unitholder's Units at any time after such cessation of employment, and upon the written exercise of such option such Unitholder shall sell all of the Units owned by such Unitholder.

Section 20.3   Purchase Upon Termination Without Cause. If the Company shall terminate the employment or officer position of a Unitholder without Cause (as defined below), the Company shall have the option to purchase such Unitholder's Units at any time after such termination, and upon the written exercise of such option such Unitholder shall sell all of the Units owned by such Unitholder.

Section 20.4   Purchase Upon Termination With Cause. If the Company shall terminate the employment or officer position of a Unitholder with Cause (as defined below), the Company shall have the option to purchase such Unitholder's Units at any time after such termination, and upon the written exercise of such option such Member shall sell all of the Units owned by such Unitholder.

Section 20.5   Definition and Determination of Cause.

(a)   For purposes of this Agreement, "**Cause**" for the termination of employment of, or services provided by, a Unitholder by the Company shall mean:

(i)   substantial and continuing neglect or inattention by the Unitholder of the duties of his, her or its relationship with the Company, and after the Unitholder has been provided thirty (30) days' notice of such actions and has been given an opportunity to cure such actions;

(ii)   willful misconduct or gross negligence of the Holder in connection with the performance of his duties;

(iii)   the conviction of the Unitholder of a felony, either in connection with the performance of his, her or its obligations to the Company or that shall adversely affect the Unitholder's ability to perform such obligations;

(iv)   the commission of an act of embezzlement, fraud, dishonesty, breach of fiduciary duty, unfair competition or deliberate disregard of the rules and policies of the Company;

(v)   the intentional, unauthorized use or disclosure of any trade secret or confidential information of the Company and that results in injury or loss to the Company;

(vi)   alcohol or drug abuse or addiction of the Unitholder; or

(vii)   the commission of an intentional act that constitutes unfair competition with the Company or that induces any customer of the Company to break a contract with the Company, and that results in injury or loss to the Company

(b)   For purposes of this Agreement, any determination of whether there is Cause for the termination of employment of a Unitholder shall be made by the Unitholder owning two-thirds of the Units of the Company at a duly noticed special meeting called for such purpose. The Unitholder that is the subject of the Cause determination shall not vote on such matter, and the Units of the remaining Unitholders shall be treated as all of the outstanding Units of the Company for the purposes of the determination vote.

Section 20.6   Purchase Upon Retirement. If a Unitholder shall retire as an employee or officer of the Company after attaining the age of sixty-seven (67) years and giving the Company at least sixty (60) days prior written notice, the Company shall have the option to purchase such Unitholder's Units at any time after such retirement, and upon the written exercise of such option such Unitholder shall sell all of the Units owned by such Unitholder.

Section 20.7   Purchase Option Upon Disability. If a Unitholder that is an employee or officer of the Company shall become "disabled" as hereinafter defined and such disability continues for a period of twelve (12) months, the Company shall have the option to purchase such Unitholder's Units at any time after such disability, and upon the written exercise of such option such Unitholder shall sell all of the Units owned by such Unitholder.

Section 20.8   Definition and Determination of Disability.

(a)   For purposes of this Agreement, the term "disabled" or "disability" shall mean any physical or mental condition which prevents a Unitholder from performing substantially all of the duties required of such Unitholder as an employee of the Company. If the Company or such Unitholder owns or maintains a disability income insurance policy which insures such Unitholder at the commencement of any alleged disability, the definition and determination of disability shall be as provided in such policy, which is incorporated herein by reference, but the period of disability shall be twelve (12) months as provided in this Agreement.

(b) If a Unitholder becomes disabled for a period of less than twelve (12) months, returns to active employment with the Company and again becomes disabled within three (3) months after such return, other than by reason of an event which is not related to the original disability, the periods of prior and subsequent disability of such Unitholder shall be deemed to be one continuous period for purposes of this Agreement.

(c) A determination of disability shall be made upon the written request of either the Company or the disabled Unitholder or the legal representative of such Unitholder. Except as otherwise provided in any disability income insurance policy that is owned, maintained or paid for by the Company which insures such Unitholder, disability shall be determined by the physician regularly attending such Unitholder or a physician selected by such Unitholder or the legal representative of such Unitholder for such determination. If the Company disagrees with the determination of such physician, the Company may engage a physician at its expense to examine such Unitholder, and such Unitholder hereby consents to such examination. Such Unitholder waives any applicable privilege between any physician and such Unitholder that may arise as a result of any such examination. Any provision in this Agreement to the contrary notwithstanding, the waiver of premiums on any disability insurance policy or life insurance policy insuring such Unitholder shall be conclusive evidence of the disability of such Unitholder. If after conferring, the two physicians cannot agree whether the Unitholder is disabled as defined in this Agreement, they shall choose a third physician who specializes in the area of the alleged disability. The expense of the third physician shall be paid equally by such Unitholder and the Company. The determination of the third physician shall be final and binding on the parties to this Agreement.

Section 20.9   Purchase Upon Death. Within one hundred eighty (180) days following the death of a Unitholder, the Company may purchase from the estate or inheritor of the deceased Unitholder, and such estate or inheritor shall sell, all of the Units owned by the deceased Unitholder.

ARTICLE XXI.
PURCHASE PRICE

Section 21.1   Certificate of Value. Each Unitholder and the Company shall use good faith efforts to execute a certificate of value regarding the value of all of the tangible and intangible assets of the Company substantially in the form attached hereto as Exhibit C (the "Certificate of Value") during each calendar year. The Certificate of Value may be changed at any time, or from time to time by the Unitholders as set forth herein. The Certificate of Value, and any changes thereto, shall become effective when it is signed by the Unitholders owning at least two-thirds of the Units after each Unitholder has received a copy.

Section 21.2 Purchase Price. Except as otherwise provided to the contrary in this Agreement, the purchase price of any Unit to be purchased in accordance with this Agreement shall be equal to the amount that would be received by the Unitholder with respect to each Unit if the Company's tangible and intangible assets were sold for the gross Fair Market Value set forth in the Certificate of Value, or if no Certificate of Value is in effect, then the value set forth in the Company Value (as determined under Section 21.5), the Company paid its accrued, but unpaid, liabilities and established reserves pursuant to Section 18.3 for the payment of reasonably anticipated contingent or unknown liabilities, and the Company distributed the remaining proceeds to the Unitholders under Section 18.3, provided that, in determining such value of such Unit, no reserve for contingent or unknown liabilities shall be taken into account if such Unitholder (or his successor in interest) agrees to indemnify the Company and all other Unitholders for that portion of any such reserve as would be treated as having been withheld pursuant to Section 18.3 from the Distribution such Unitholder would have received pursuant to Section 18.3 if no such reserve were established.

Notwithstanding anything contained herein to the contrary, the aggregate purchase price of the Units to be purchased in connections with a termination with Cause pursuant to Section 20.4 above shall be reduced by fifty percent (50%).

Section 21.3 Minimum Purchase Price Upon Death. Notwithstanding Section 21.2, if the total life insurance proceeds received by the Company upon the death of a Unitholder are greater than the purchase price determined under Section 21.2, consistent with Section 22.2, the Company may, at its sole discretion, retain all or a portion of such excess life insurance proceeds or the purchase price for the Units of such Unitholder shall be equal to the amount of such life insurance proceeds. If any of such life insurance proceeds are required to be paid to a bank or other lender to the Company pursuant to loan documents that are in existence as of the date of death of such Unitholder, the life insurance proceeds that are required to be paid to such bank or other lender shall be excluded for purposes of determining whether such life insurance proceeds received are greater than such purchase price under the preceding sentence.

Section 21.4 Definition of Triggering Event. For purposes of this Agreement, the Triggering Event shall be the date whichever of the following is applicable (i) any party mails any notice exercising any purchase option pursuant to Article XX; or (ii) the cessation of the employment of such Unitholder due to resignation, retirement, death or termination of employment by the Company with or without cause.

Section 21.5 Definition of Company; Value of Units. For purposes of this Agreement, the "**Company Value**" shall be equal to the gross Fair Market Value of all of the Company's tangible and intangible assets as determined by an independent business appraiser selected in accordance with this Agreement. For purposes of such appraisal, the Company shall be valued as a stand-alone business operated consistently with past practices. For purposes of determining the purchase price of a Unit, there shall not be any control or other similar premium or any minority interest, lack of control, loss of key person or other fractional interest discount, and any insurance proceeds payable or paid to the Company as a result of the death or disability of the selling Unitholder shall be disregarded. The valuation date under Section 21.2 shall be the last day of the most recently completed calendar month preceding the Triggering Event.

Section 21.6   Selection of Appraiser.   The Company and the selling Unitholder shall use good faith efforts to agree upon an independent business appraiser within fifteen (15) days after the Triggering Event other than death or within forty five (45) days after the death of the selling Unitholder if it is the Triggering Event. The appraiser shall be a business appraiser having the professional designation of ASA from the American Society of Appraisers, CBA from the Institute of Business Appraisers or any comparable designation from any other nationally or internationally recognized appraisal organization and shall have at least ten (10) years of experience devoting the majority of his or her time to appraising the value of privately owned closely-held businesses. If the Company and the selling Unitholder do not agree upon an appraiser within such time, within fifteen (15) days thereafter, the Company shall send a written list to the selling Unitholder containing the names of three (3) appraisers with the qualifications described in the preceding sentence. Within fifteen (15) days after the receipt of such list of the appraisers, the selling Unitholder shall send written notice to the Company of the appraiser selected by the selling Unitholder from such list to perform the appraisal. Upon receipt of such notice, the Company shall provide such appraiser with a copy of such notice, this Agreement, the financial statements of the Company for the five (5) most recently completed fiscal years; the most recently completed interim financial statements of the Company; and a request that the appraiser prepare the appraisal within forty five (45) days after receipt of such notice from the Company. Such appraisal shall be paid for equally by the Company and the selling Unitholder and shall be binding upon the parties hereto. If the Company or the selling Unitholder fails to take any action within the time specified under this Section and within fifteen (15) days after the other party sends written notice of such failure to the Company or the selling Unitholder, the party sending such notice may take such action instead of the Company or the selling Unitholder. Time shall be of the essence with respect to each action required to be taken under this Section.

Section 21.7   Full Value.   It is understood and agreed among the parties hereto that the purchase price of the Units determined in accordance with the provisions of this Article is the full agreed value of such Units, and that all assets, both tangible and intangible, if any, as well as all liabilities of or upon the assets of the Company, have been considered in determining the said purchase price. The purchase price has taken into consideration the loss suffered by the Company by reason of the selling Unitholder ceasing to perform services for the Company.

Section 21.8   Tax Allocation.   It is the intent of the parties that the purchase price paid by the Company to purchase the Units of a Unitholder shall be amortizable or deductible to the maximum extent permitted by law. The Company shall determine the allocation of the purchase price for income tax purposes and shall have the authority to

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make an election under Internal Revenue Code Section 754 with respect to the purchase of the Units of a Unitholder.

ARTICLE XXII.
PAYMENT TERMS

Section 22.1   Payment Terms The purchase price for any Units purchased by the Company pursuant to this Agreement, except for purchases made pursuant to Section 19.3, shall be paid in equal monthly installments of principal and interest beginning on the first day of the first month after the closing, with twenty percent (20%) of the aggregate purchase price paid at the closing. The number of equal monthly installments shall be determined by the Company and shall not exceed sixty (60) months. The unpaid balance of the purchase price shall bear fixed interest at the prime rate of interest established at the principal banking institution of the Company on the date of the closing. The Company may reduce any amount of the purchase price due at the closing and the first payments due to the selling Unitholder thereafter by any amount due from the selling Unitholder to the Company.

Section 22.2   Life Insurance Proceeds. Notwithstanding the preceding Section, any life insurance proceeds paid as a result of the death of a Unitholder whose Units will be purchased pursuant to this Agreement by the Company or the remaining Unitholders shall be paid to the estate of the deceased Unitholder at the closing with respect to the purchase price payable to purchase the Units but only if and to the extent such life insurance proceeds are not required to be paid to a bank or other lender to the Company pursuant to loan documents that are in existence on the date of death of such Unitholder. If such life insurance proceeds exceed the purchase price for such Units pursuant to this Agreement, the Company may, at its sole discretion, (i) retain any portion or all of such excess life insurance proceeds, or (ii) deliver any portion or all of such excess proceeds to the estate of the deceased Unitholder.

Section 22.3   Closing. The closing for the purchase of the Units of a Unitholder pursuant to this Agreement shall take place at a location and on a date to be determined by the purchaser. The closing date shall be no later than ninety (90) days after the Triggering Event; provided, however, that if the death of a Unitholder is the Triggering Event and one or more appraisals are required pursuant to this Agreement the closing date shall be no later than thirty (30) days after the completion of such appraisals.

Section 22.4   Promissory Note. The Company shall execute a promissory note evidencing the obligation of the Company to make installment payments pursuant to this Agreement in the form attached hereto as Exhibit D.

Section 22.5   Unit Pledge. The Company shall pledge to the selling Unitholder the unpaid portion of the Units purchased by the Company from a selling Unitholder until the total obligation of the Company to such Unitholder is paid in full pursuant to a written pledge agreement in the form attached hereto as Exhibit E.

Section 22.6   Release of Unitholder Guaranty. If the selling Unitholder has personally guaranteed any debt, liability, loan or other obligation of the Company, the Company shall use good faith efforts to obtain the release of each such personal guaranty on the date of the closing with respect to the purchase of the Units of such Unitholder.   Such good faith efforts shall not require that the Company provide additional security for, prepay all or any part of or pay a higher interest rate with respect to such obligation.

Section 22.7   Default Under Other Agreement. If the performance of the obligation of the Company to purchase the Units of a Unitholder pursuant to this Agreement would result in a default under any agreement, contract, promissory note or other obligation of the Company with a third party, the Company shall use good faith efforts to obtain the consent of such third party to the performance of such obligations or a waiver of such default by such third party. Such efforts shall not require that the Company provide additional security for, prepay all or any part of or pay a higher interest rate with respect to such obligation. If the Company is unable to obtain such consent or waiver, the Company shall not be required to purchase the Units of such Unitholder until such consent or waiver is obtained or such purchase would not result in such a default.

Section 22.8   Purchase Prohibited by Law. If the performance of the obligations of the Company to purchase the Units of a Unitholder pursuant to this Agreement may be prohibited by the LLCA, the Company shall use good faith efforts to take such action as may be required to avoid such prohibition, including the preparation of financial statements prepared on the basis of accounting practices that are reasonable in the circumstances or on a fair valuation or other method that is reasonable in the circumstances.

ARTICLE XXIII.
GENERAL PROVISIONS

Section 23.1   Amendment. The terms and provisions of this Agreement may be modified or amended at any time and from time to time with the vote or written consent of the Members holding of record Units representing at least two thirds (2/3) of the votes entitled to be cast by all outstanding Units; provided, however, that the Board of Managers may amend this Agreement without the vote or written consent of the Members to (a) reflect changes validly made in the membership of the Company and the Capital Contributions of the Unitholders; (b) make a change that is necessary or, in the opinion of the Board of Managers, advisable to qualify the Company as a limited liability company under the laws of any state or foreign jurisdiction, or to ensure that the Company will not be treated as an association taxable as a corporation for federal, state or local income tax purposes; (c) make a change that is necessary or desirable to cure any ambiguity, to correct or supplement any provision in this Agreement that would be inconsistent with any other provision in this Agreement, or to make a change to any other provision with respect to matters or questions arising under this Agreement that will not be inconsistent with the provisions of this Agreement, in each case so long as

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such change does not increase the financial obligations of the Unitholders and does not otherwise adversely affect the Unitholders in any material respect; (d) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, statute, ruling or regulation of any federal, state, local or foreign governmental entity, so long as such change is made in a manner that minimizes any adverse effect on the Unitholders; or (e) add to the duties or obligations of the Board of Managers or officers or surrender, for the benefit of the Unitholders, any right or power granted to the Board of Managers; provided, however, that each of the following amendments shall not be made with respect to such Unitholder without such Unitholder's consent: (i) any amendment to this Agreement that requires such Unitholder to make a Capital Contribution or loan to the Company; (ii) any amendment to Sections 6.4 or 7.2; (iii) any amendment to Sections 14.2, 15.1, 15.4, and 19.3, and this Section 24.1 that, in each case, would cause such provisions to be modified as they affect such Unitholder; and (iv) any amendment to this Agreement to change the allocation of Net Profits and Net Losses previously made to such Unitholder's Capital Account.

Section 23.2   Waiver of Dissolution Rights. The Unitholders agree that irreparable damage would occur if any Unitholder should bring an action for judicial dissolution of the Company. Accordingly, each Unitholder accepts the provisions under this Agreement as such Unitholder's sole entitlement on Dissolution of the Company and waives and renounces such Unitholder's right to seek a court decree of dissolution or to seek the appointment by a court of a liquidator for the Company. Each Unitholder further waives and renounces any alternative rights that might otherwise be provided by law upon the withdrawal or resignation of such Unitholder and accepts the provisions under this Agreement as such Unitholder's sole entitlement upon the happening of such event.

Section 23.3   Waiver of Partition Right. Each Unitholder waives and renounces any right that it may have prior to Dissolution and Liquidation to institute or maintain any action for partition with respect to any property of the Company.

Section 23.4   Waivers Generally. No course of performance or other conduct subsequently pursued or acquiesced in, and no oral agreement or representation subsequently made, by the Unitholders, whether or not relied or acted upon, and no usage of trade, whether or not relied or acted upon, shall amend this Agreement or impair or otherwise affect any Unitholder's obligations pursuant to this Agreement or any rights and remedies of a Unitholder pursuant to this Agreement. No delay in the exercise of any right will operate as a waiver of such right. No single or partial exercise of any right will preclude its further exercise. A waiver of any right on any one occasion will not be construed as a bar to, or waiver of, any such right on any other occasion.

Section 23.5   Equitable Relief. If any Unitholder proposes to Transfer all or any part of its Units in violation of the terms of this Agreement, the Company or any Unitholder may apply to any court of competent jurisdiction for an injunctive order prohibiting such proposed Transfer except upon compliance with the terms of this

Agreement, and the Company or any Unitholder may institute and maintain any action or proceeding against the Person proposing to make such Transfer to compel the specific performance of this Agreement. Any attempted Transfer in violation of this Agreement is null and void, and of no force and effect. The Person against whom such action or proceeding is brought waives the claim or defense that an adequate remedy at law exists, and such Person will not urge in any such action or proceeding the claim or defense that such remedy at law exists.

Section 23.6   Remedies for Breach. The rights and remedies of the Unitholders set forth in this Agreement are neither mutually exclusive nor exclusive of any right or remedy provided by law, in equity or otherwise. The Unitholders agree that all legal remedies (such as monetary damages) as well as all equitable remedies (such as specific performance) will be available for any breach or threatened breach of any provision of this Agreement.

Section 23.7   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall comprise one and the same instrument. Delivery of a copy of this Agreement or such other document bearing an original signature by facsimile transmission, by electronic mail in "portable document format" (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 23.8   Notice. All notices under this Agreement will be in writing and will be delivered or sent to a Unitholder at the physical mailing address, email address, or fax number listed in the Company's records. Any notices given to any Unitholder in accordance with this Agreement will be deemed to have been duly given: (a) on the date of receipt if personally delivered, (b) five (5) days after being sent by mail, postage prepaid, (c) the date of receipt, if sent by registered or certified mail, postage prepaid, (d) when sent by confirmed facsimile, electronically via email or telecopier transmission, or (e) on the date of delivery if sent by a recognized overnight courier service.

Section 23.9   Date of Performance. Whenever this Agreement provides for any action to be taken on a day that is not a Business Day, such action shall be taken on the next following Business Day.

Section 23.10   Limited Liability.

(a)   The liability of each Unitholder, Manager, committee member, officer or agent of the Company shall be limited as set forth in this Agreement, the LLCA and other applicable law. No Unitholder, Manager, committee member, officer or agent of the Company is liable for any debts, obligations or liabilities of the Company or each other, whether arising in tort, contract or otherwise, solely by reason of being a Unitholder, Manager, officer or agent of the Company, or acting (or omitting to act) in such capacities or participating (as an employee, consultant, contractor or otherwise) in the conduct of the business of the Company, except that a Unitholder shall remain

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personally liable for the payment of such Unitholder's Capital Contribution and as otherwise set forth in this Agreement, the LLCA and other applicable law.

(b) Notwithstanding the foregoing, each Manager shall perform such Manager's duties in accordance with the provisions of Section 8.7(a). A Manager who so performs such duties shall not have any liability by reason of being or having been a Manager. No Manager shall be liable to the Company or any holder of Units for any loss or damage sustained by the Company or any holder of Units, unless a judgment or other final adjudication adverse to such Manager establishes that such Manager's acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that such Manager personally gained in fact a financial profit or other advantage to which such Manager was not legally entitled. Without limiting the generality of the preceding sentence, a Manager does not in any way guaranty the return of any Capital Contribution to a holder of Units or a profit for the holders of Units from the operations of the Company.

Section 23.11 Partial Invalidity. Wherever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law. However, if for any reason any one or more of the provisions of this Agreement are held to be invalid, illegal or unenforceable in any respect, such action will not affect any other provision of this Agreement. In such event this Agreement will be construed as if such invalid, illegal or unenforceable provision had never been contained in it.

Section 23.12 Entire Agreement. This Agreement contains the entire agreement among the Members with respect to the subject matter of this Agreement, and supersedes each course of conduct previously pursued or acquiesced in, and each oral agreement and representation previously made, by the Unitholders with respect thereto, whether or not relied or acted upon.

Section 23.13 Benefit. The contribution obligations of each Unitholder will inure solely to the benefit of the other Unitholders and the Company, without conferring on any other Person any rights of enforcement or other rights.

Section 23.14 Binding Effect. This Agreement is binding upon, and inures to the benefit of, the Unitholders and their transferees, successor and assigns, provided that, any transferee will have only the rights specified in Section 19.4 unless admitted as an additional Unitholder in accordance with this Agreement.

Section 23.15 Further Assurances. Each Unitholder agrees, without further consideration, to sign and deliver such other documents of further assurance as may reasonably be necessary to effectuate the provisions of this Agreement.

Section 23.16 Headings. Article and section titles have been inserted for convenience of reference only. They are not intended to affect the meaning or interpretation of this Agreement.

Section 23.17   Terms.   Terms used with initial capital letters will have the meanings specified, applicable to both singular and plural forms, for all purposes of this Agreement. All pronouns (and any variation) will be deemed to refer to the masculine, feminine or neuter, as the identity of the Person may require. The singular or plural includes the other, as the context requires or permits. The word include (and any variation) is used in an illustrative sense rather than in a limiting sense. The word day means a calendar day, unless otherwise specified.

Section 23.18   Governing Law; Consent to Jurisdiction.   This Agreement will be governed by, and construed in accordance with, the internal laws of the State of Connecticut, without regard to conflicts of law principles.   Any conflict or apparent conflict between this Agreement and the LLCA will be resolved in favor of this Agreement except as otherwise required by the LLCA.   Any disputes arising hereunder shall be subject to the terms and conditions of Section 23.19 and 23.20 below.

Section 23.19   Mediation.   If any dispute, claim, disagreement or other matter arising from or relating to this Agreement or the alleged breach of this Agreement cannot be settled within thirty (30) days after any party sends written notice to each other party to this Agreement, the parties shall try in good faith to settle such matter by non-binding mediation in Hartford, Connecticut, administered by the American Arbitration Association under its Commercial Mediation Rules that are then in effect before commencing arbitration or litigation.   The mediator shall be a disinterested attorney who has been admitted to practice law in the State of Connecticut for at least ten (10) years.   Each party in the mediation proceeding shall submit a written statement of their position to each other and to the American Arbitration Association within fifteen (15) days after the date of written notice from the American Arbitration Association of the claim and attend a hearing with the mediator within thirty (30) days after the date of such notice.   The claimant(s) and the defendant(s) shall each pay their own attorney's fees and each shall pay one-half (1/2) of the cost of the mediator and such proceeding. All conduct, offers, promises and statements, whether oral or written, made in the course of the mediation by any party, the attorney of any party, the mediator or any other participant in the mediation shall be confidential, privileged and inadmissible for any purpose, including impeachment, in any arbitration, litigation or other proceeding involving the parties, provided that any evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or nondiscoverable as a result of its use in the mediation.   If any party fails to take any action within the time required under this subsection and within ten (10) days written notice of such failure is provided to such party, any other party may commence arbitration with respect to such matter.   Time shall be of the essence with respect to each action to be taken under this Subsection.

Section 23.20   Arbitration.   If any dispute, claim, disagreement or other matter arising from or relating to this Agreement or the alleged breach of this Agreement cannot be settled by mediation as provided in this Agreement, the parties shall submit such matter to binding arbitration in Hartford, Connecticut, administered by the American Arbitration Association under its Commercial Arbitration Rules that are then in effect.   The arbitrator shall be a disinterested attorney appointed by the American

Arbitration Association who has at least ten (10) years' experience in the private practice of law devoted primarily to the representation of closely-held businesses and professional practices in business matters. The defendant(s) in such proceeding shall file an answer to the claim within sixty (60) days after the commencement of the claim. The parties shall attend a hearing of the claim with the arbitrator within ninety (90) days after the commencement of the claim. The decision of the arbitrator shall be binding upon the parties and may be enforced by a court of competent jurisdiction. The claimant(s) and the defendant(s) each shall pay their own attorney's fees and each shall pay one-half (1/2) of the cost of the arbitrator and such proceeding. Time shall be of the essence with respect to each action to be taken under this subsection

Section 23.21   Third Party Beneficiaries. Except as set forth in Section 15.5, nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

NEW HAVEN COMMUNITY SOLAR, LLC



By: _____

Name: MATTHEW SOLOMON MORONEY

Title: Chief Operating Officer

MEMBERS:



FRANZ JORGEN HOCHSTRASSER



MATTHEW SOLOMON MORONEY



JOSEPH KWASI ANSU

Exhibit A

Members

Name	Founders Units Issued	Non-Voting Member Units Issued
Franz Jorgen Hochstrasser	887	0
Joseph Kwasi Ansu	887	0
Matthew Solomon Moroney	887	0
Total:	2,661	0

Exhibit B

<u>Joinder Agreement</u>

In witness whereof, the undersigned has executed this Joinder Agreement, and the undersigned hereby agrees, effective as of the date hereof, to become a party to, the certain Operating Agreement of New Haven Community Solar, LLC (the "**Operating Agreement**"), dated as of July 26, 2018, by and among New Haven Community Solar, LLC, and its unitholders, and for all purposes of the Operating Agreement, the undersigned shall be included within the term Unitholder (as defined in the Operating Agreement). The address to which notices may be sent to the undersigned is set forth below the undersigned's signature.

_____

Signature of Unitholder

_____

Print Name of Unitholder

_____

Mailing Address

_____

City, State and Zip Code

_____

Date Signed

Exhibit C

Form of Certificate of Value

The undersigned hereby agree that as of the date of this Certificate of Value the gross Fair Market Value of all of the tangible and intangible assets of NEW HAVEN COMMUNITY SOLAR, LLC, is sixteen thousand Dollars ($16,000).

This Certificate is dated July 26, 2018

NEW HAVEN COMMUNITY SOLAR, LLC

By:_____
Name: Matthew Solomon Moroney
Title: Manager and Chief Operating Officer

MEMBERS:


FRANZ JÜRGEN HOCHSTRASSER


MATTHEW SOLOMON MORONEY


JOSEPH KWASI ANSU